Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

LEAP WIRELESS INTERNATIONAL, INC.,

AT&T INC.,

LASER, INC.

and

MARINER ACQUISITION SUB INC.

Dated as of July 12, 2013

TABLE OF CONTENTS

		Page

Article I

The Merger; Closing; Effective Time

1.1.	The Merger	2
1.2.	Closing	2
1.3.	Effective Time	2

Article II

Certificate of Incorporation and By-Laws of the Surviving Corporation

2.1.	The Certificate of Incorporation	2
2.2.	The By-Laws	2

Article III

Directors of the Surviving Corporation

3.1.	Directors	3

Article IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

4.1.	Effect on Capital Stock	3
4.2.	Exchange of Certificates	4
4.3.	Treatment of Stock Plans	6
4.4.	Adjustments to Prevent Dilution	8
4.5.	Treatment of Convertible Notes	9
4.6.	Treatment of 2020 Notes	9

Article V

Representations and Warranties

5.1.	Representations and Warranties of the Company	10
5.2.	Representations and Warranties of Parent and Merger Sub	39

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Article VI

Covenants

6.1.	Interim Operations	41
6.2.	No Solicitation; Change in Recommendation	45
6.3.	Proxy Filing; Information Supplied	49
6.4.	Stockholders Meeting	49
6.5.	Filings; Other Actions; Notification	50
6.6.	Access and Reports	52
6.7.	Stock Exchange Delisting	52
6.8.	Publicity	53
6.9.	Employee Benefits	53
6.10.	Expenses	54
6.11.	Indemnification; Directors’ and Officers’ Insurance	55
6.12.	Treatment of Convertible Notes	57
6.13.	Parent Vote	57
6.14.	Regulatory Status	58
6.15.	Potential Sale of Interests	58
6.16.	CVR Arrangements	59
6.17.	Certain Contracts	61
6.18.	Control of Operations	61
6.19.	Other Actions by the Company	61

Article VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	62
7.2.	Conditions to Obligations of Parent and Merger Sub	62
7.3.	Conditions to Obligation of the Company	64
7.4.	Frustration of Closing Conditions	65

Article VIII

Termination

8.1.	Termination by Mutual Consent	65
8.2.	Termination by Either Parent or the Company	65
8.3.	Termination by the Company	66
8.4.	Termination by Parent	66
8.5.	Effect of Termination and Abandonment	66

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Article IX

Miscellaneous and General
9.1.	Survival	69
9.2.	Modification or Amendment	69
9.3.	Waiver of Conditions	69
9.4.	Counterparts	69
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	70
9.6.	Notices	71
9.7.	Entire Agreement	72
9.8.	No Third Party Beneficiaries	72
9.9.	Obligations of Parent and of the Company	72
9.10.	Transfer Taxes	73
9.11.	Severability	73
9.12.	Interpretation; Construction	73
9.13.	Assignment	73

Exhibit A	Voting Agreement
Exhibit B	Form of Contingent Value Rights Agreement
Exhibit C	Form of Domestic LTE Roaming Agreement
Exhibit D-1	Form of License Purchase Agreement
Exhibit D-2	Specified Assets; Call Prices; Put Prices
Exhibit E	Form of Short Term Spectrum Manager Lease Agreement

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INDEX OF DEFINED TERMS

Terms	Section

Acquisition Proposal	6.2(d)
Adverse Regulatory Condition	6.5(b)
Affiliate	5.1(e)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)
Applicable Date	5.1(e)(i)
Applicable Exercise Price	4.3(a)
License Purchase Agreement	8.5(c)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plan	5.1(j)(i)
Broadband	5.1(u)
business day	1.2
By-Laws	2.2
Cell Site	5.1(n)(vi)
Certificate	4.1(a)
Change of Recommendation	6.2(f)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	4.2(g)
Collateral Trustee	5.1(n)(vi)
Colocation Agreement	5.1(n)(vi)
Colocation Sites	5.1(n)(vi)
Communications Act	5.1(d)(i)
Company	Preamble
Company Disclosure Letter	5.1
Company Employee	6.9(a)
Company Option	4.3(a)(i)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Restricted Stock	4.3(b)
Company Stock Unit	4.3(c)
Compensation Committee	4.3(f)
Confidentiality Agreements	9.7
Constituent Corporations	Preamble
Contingent Value Right	4.1(a)
Contract	5.1(d)(ii)
Conversion Number	4.5
Convertible Make-Whole Conversion Right	4.5
Convertible Notes	4.5
Convertible Notes Indenture	4.5
Convertible Put Right	4.5
Core Wireless	5.1(u)

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Copyrights	5.1(r)(ix)
Credit Documents	5.1(n)(vi)
Cricket	4.6
Current Offering Period	4.3(d)
CVR Agreement	Recitals
D&O Insurance	6.11(c)
Deed	5.1(n)(vi)
Delaware Certificate of Merger	1.3
DGCL	1.1
Dissenting Stockholders	4.1(a)
Effective Time	1.3
Encumbrance	5.1(n)(vi)
Environmental Law	5.1(p)
ERISA	5.1(j)(i)
ERISA Affiliate	5.1(j)(i)
ERISA Plan	5.1(j)(vii)
ESPP	4.3(e)
Exchange Act	5.1(e)(i)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
Exercise Period	4.3(a)(i)
FAA	5.1(n)(v)
FAA Rules	5.1(n)(v)
FCC	5.1(d)(i)
FCC Consent	7.1(c)
FCC Licenses	5.1(f)(i)
FCC Rules	5.1(d)(i)
Final Order	7.2(d)(i)
GAAP	5.1(e)(iv)
Governmental Entity	5.1(d)(i)
Governmental Management Authority	5.1(n)(vi)
Governmental Use Permit	5.1(n)(vi)
Ground Lease	5.1(n)(vi)
Hazardous Substance	5.1(p)
HSR Act	5.1(b)(ii)
Indemnified Parties	6.11(a)
Insurance Policies	5.1(s)
Intellectual Property	5.1(r)(ix)
Intellectual Property Contracts	5.1(r)(vii)
Intervening Event	6.2(f)
IRS	5.1(j)(iii)
IT Assets	5.1(r)(i)
Joint Ventures	5.1(a)
Knowledge	5.1(f)(ii)

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Laws	5.1(l)
Lazard	5.1(c)(ii)
License	6.16(a)
License Purchase Agreement	8.5(c)
Licenseco	6.16(a)
Limited License	5.1(r)(viii)
Material Adverse Effect	5.1(a)
Material Contract	5.1(m)(i)(T)
Merger	Recitals
Merger Sub	Preamble
MTSO	5.1(n)(vi)
NASDAQ	5.1(d)(i)
Network Assets	5.1(n)(vi)
Order	7.1(d)
Other Company Licenses	5.1(g)(i)
Other Regulatory Approvals	7.2(d)(ii)
Owned Intellectual Property	5.1(r)(i)
Parent	Preamble
Parent Disclosure Letter	5.2
Parent Plans	6.9(c)
Patents	5.1(r)(ix)
Pay-As-You-Go	5.1(u)
Paying Agent	4.2(a)
PBGC	5.1(j)(vi)
Pension Plan	5.1(j)(i)
Permits	5.1(g)(i)
Person	4.2(d)
Per Share Cash Merger Consideration	4.1(a)
Per Share Merger Consideration	4.1(a)
Potential Sale Interest	6.15(a)
Preferred Shares	5.1(b)(i)
Proxy Statement	6.3
PUCs	5.1(d)(i)
Real Property	5.1(n)(vi)
Regulatory Approvals	7.2(d)(iii)
Representatives	6.2(a)
Requisite Company Vote	5.1(c)(i)
Rights	5.1(b)(i)
Rights Agreement	5.1(b)(i)
Roaming Agreement	8.5(c)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1
Securities Act	5.1(e)(i)
Share	4.1(a)
Shares	4.1(a)
Software	5.1(r)(ix)
Specified Assets	8.5(c)

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Stock Plans	5.1(b)(i)
Stockholders Meeting	6.4
Stockholders’ Representative	Preamble
Subscribers	5.1(u)
Subsidiary	5.1(a)
Superior Proposal	6.2(d)
Surviving Corporation	1.1
Takeover Statute	5.1(o)
Tax, Taxes	5.1(q)
Tax Return	5.1(q)
Termination Date	8.2(a)
Termination Fee	8.5(b)
Third Party Cell Site Agreement	5.1(n)(vi)
Third Party Colocation Agreement	5.1(n)(vi)
Trademarks	5.1(r)(ix)
Trade Secrets	5.1(r)(ix)
Voting Agreement	Recitals

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of July 12, 2013, is by and among Leap Wireless International, Inc., a Delaware corporation (the “Company”), AT&T Inc., a Delaware Corporation (“Parent”), Laser, Inc., a Delaware Corporation (the “Stockholders’ Representative”), and Mariner Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to, together, as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and incurring the obligations set forth herein, a stockholder of the Company, who owns, beneficially or of record, an aggregate of approximately 29.8% of the Shares issued and outstanding on the date of this Agreement, is entering into a Voting Agreement with Parent and the Company in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, upon the terms and conditions set forth therein, such stockholder has agreed to vote the Shares over which it has voting control in favor of the adoption of this Agreement, and the board of directors of the Company has approved the entry into the Voting Agreement by the parties thereto;

WHEREAS, the parties to this Agreement agree that, prior to the consummation of the Merger, Parent and the Stockholders’ Representative shall enter into a contingent value rights agreement substantially in the form attached hereto as Exhibit B (subject to changes to reflect the reasonable requests of the Rights Agent) (the “CVR Agreement”) with an institution selected by Parent that is reasonably satisfactory to the Company to act as Rights Agent (as such term is defined in the CVR Agreement), pursuant to which Parent shall grant to each holder of Shares (other than Excluded Shares), Company Restricted Stock, certain Company Options and Company Stock Units a Contingent Value Right to receive a certain payment as part of the Per Share Merger Consideration pursuant to the terms of this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. (Eastern Time) on the first (1st) business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article IV (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

1.3. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

CERTIFICATE OF INCORPORATION AND BY-LAWS

OF THE SURVIVING CORPORATION

2.1. The Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law.

2.2. The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS OF THE SURVIVING CORPORATION

3.1. Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of common stock, par value $0.0001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent and Shares owned by the Company or any direct or indirect subsidiary of the Company, and in each case not held on behalf of third parties, (ii) Shares of Company Restricted Stock which shall be treated in accordance with Section 4.3(b) and (iii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive (y) $15.00 per Share (the “Per Share Cash Merger Consideration”) and (z) one non-transferable contingent value right (a “Contingent Value Right”) to be issued by Parent pursuant to the CVR Agreement (the Per Share Cash Merger Consideration together with the Contingent Value Right, the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate,” it being understood that any reference herein to a “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of Shares) formerly representing any of the Shares (other than Excluded Shares), and each book-entry account statement relating to the ownership of Shares (other than Excluded Shares), shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) Treatment of Excluded Shares. Except as provided in the second sentence of this Section 4.1(b), each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 4.2(f). Each Excluded Share held by Merger Sub or any direct or indirect subsidiary of Parent or the Company shall remain outstanding and be unaffected by the Merger.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of the Surviving Corporation.

4.2. Exchange of Certificates.

(a) Paying Agent. (a) At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Cash Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (1) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) multiplied by (y) the Per Share Cash Merger Consideration and (2) one Contingent Value Right for each Share represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds and the Contingent Value Right(s) to which the holder of the Certificate is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue (1) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by (y) the Per Share Cash Merger Consideration and (2) one Contingent Value Right for each Share represented by such lost, stolen or destroyed Certificate.

(f) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Any Contingent Value Right to which a Dissenting Stockholder would be entitled but for this Section 4.2(f) shall be deemed to be outstanding for the purposes of determining the amount to be paid per Contingent Value Right.

(g) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

4.3. Treatment of Stock Plans.

(a) Company Options.

(i) At least 20 days prior to the Closing Date, each holder of outstanding options to purchase Shares (“Company Options”), whether vested or unvested, that was granted under the Stock Plans and that has an exercise price per Share underlying such Company Option (the “Applicable Exercise Price”) that is greater than the Per Share Cash Merger Consideration shall be provided with written notice that such holder shall, during the period beginning on the date of such notice and ending on the business day preceding the Closing Date (the “Exercise Period”), have the right to exercise such Company Option by providing the Company with a notice of exercise and a cash amount equal to (A)

the Applicable Exercise Price, less (B) the Per Share Cash Merger Consideration, with such exercise conditioned on the occurrence of the Effective Time. Each Company Option that is exercised pursuant to this Section 4.3(a)(i) shall be settled at the Effective Time in exchange for one Contingent Value Right in respect of each Share underlying such Company Option. Any Company Option described in this Section 4.3(a)(i) that is not exercised during the Exercise Period shall be cancelled at the Effective Time for no consideration.

(ii) Each Company Option that remains outstanding immediately prior to the Effective Time and that has an Applicable Exercise Price that is equal to or less than the Per Share Cash Merger Consideration shall be cancelled and shall only entitle the holder of such Company Option to receive, as soon as reasonably practicable after the Effective Time, (A) an amount in cash equal to the product of (1) the total number of Shares underlying the Company Option multiplied by (2) the excess, if any, of the Per Share Cash Merger Consideration over the exercise price per Share underlying such Company Option, less applicable Taxes required to be withheld with respect to such payment and (B) one Contingent Value Right for each Share underlying the Company Option.

(b) Company Restricted Stock. At the Effective Time, each share of restricted stock granted pursuant to the Stock Plans that is outstanding immediately prior to the Effective Time (each such share, a share of “Company Restricted Stock”) shall be cancelled and shall only entitle the holder of each such share of Company Restricted Stock to receive, as soon as reasonably practicable after the Effective Time, (i) an amount in cash equal to the Per Share Cash Merger Consideration, less applicable Taxes required to be withheld with respect to such payment and (ii) one Contingent Value Right.

(c) Company Stock Units. At the Effective Time, each outstanding stock unit issued under the Stock Plans, including all performance share units (including, for the avoidance of doubt, any “Muve Music” performance share units) and deferred stock units but excluding any cash award with a value that is not determined based on the value of Shares (each such unit, a “Company Stock Unit”), whether or not then exercisable or vested, shall be cancelled and shall only entitle the holder of such Company Stock Unit to receive, as soon as reasonably practicable after the Effective Time, (i) an amount in cash equal to the product of (x) the number of Shares covered by such Company Stock Unit multiplied by (y) the Per Share Cash Merger Consideration, less applicable Taxes required to be withheld with respect to such payment and (ii) one Contingent Value Right for each Share covered by such Company Stock Unit. If the number of Shares subject to a Company Stock Unit has not been finally determined as of immediately prior to the Effective Time due to the existence of a performance condition for which the applicable measurement period is incomplete as of immediately prior to the Effective Time, such number of Shares shall be determined assuming achievement of target levels of performance. To the extent any such cancelled Company Stock Unit is subject to a deferred payment schedule pursuant to the applicable distribution provisions of Section 409A of the Code so that such cash amount cannot be paid to the holder within such period without the holder’s incurrence of a penalty Tax and interest penalties under Section 409A of the Code, then any such cash amount otherwise payable to the holder of such cancelled Company Stock Unit will be distributed in accordance with Section 409A of the Code and the applicable Treasury Regulations.

(d) Company Cash Awards. At the Effective Time, each outstanding cash award (including performance cash awards but excluding those awards with a value determined based on the price of Shares) will remain outstanding and will remain subject to the terms and conditions of the applicable award agreement (including any requirement of continued employment), provided that any applicable share price gating condition shall be deemed met at the Effective Time and any performance goals will be deemed met at the target performance level. For the avoidance of doubt, outstanding cash awards with a value determined based on the price of Shares are Company Stock Units for the purposes of this Agreement and will be treated as specified in Section 4.3(c).

(e) Treatment of ESPP. The Company shall terminate the Company’s Employee Stock Purchase Plan (the “ESPP”) effective as of the Effective Time. If the offering period under the ESPP that is in effect on the date of this Agreement (the “Current Offering Period”) does not conclude prior to the Effective Time, (i) the Current Offering Period shall terminate immediately prior to the Effective Time; (ii) each participant’s accumulated payroll deduction shall be used to purchase Shares in accordance with the terms of the ESPP; and (iii) such Shares shall be treated the same as all other Shares in accordance with Section 4.1(a). The Company shall take such action as may be necessary to provide that (i) only Employees (as defined under the ESPP) who are participants in the ESPP as of the date of this Agreement may continue to participate in the ESPP after the date of this Agreement; (ii) no participant in the ESPP may increase after the date of this Agreement the payroll deductions credited to such participant’s account under the ESPP; and (iii) no further offering periods shall commence under the ESPP on or following the date of this Agreement.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company (the “Compensation Committee”), as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 4.3(a), 4.3(b), 4.3(c), 4.3(d) and 4.3(e). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of any Company Option, share of Company Restricted Stock or Company Stock Unit. Prior to the Effective Time, the Company shall deliver to the holders of the Company Options, Company Restricted Stock and Company Stock Units any notices required pursuant to the relevant Stock Plans and award documents. Prior to the Effective Time, the Company shall use reasonable best efforts to obtain from each holder of a Company Option an acknowledgement of the treatment of the Company Options as set forth in Section 4.3(a) and shall make such acknowledgements available to Parent.

4.4. Adjustments to Prevent Dilution. In the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

4.5. Treatment of Convertible Notes. Pursuant to the terms of the Indenture, dated as of June 25, 2008, between the Company and Wells Fargo Bank, N.A., as trustee, as amended or supplemented to the date of this Agreement (the “Convertible Notes Indenture”), after the Effective Time, each holder of the Company’s convertible 4.50% senior notes due 2014 (the “Convertible Notes”) will be entitled, subject to the terms and conditions of the Convertible Notes Indenture, to (i) convert such holder’s Convertible Notes only into the right to receive (A) an amount in cash for each $1,000 principal amount of Convertible Notes held by such holder equal to the product of (1) the sum, subject to the Maximum Conversion Cap, of the Base Conversion Rate and the Additional Shares (such sum, the “Conversion Number”), multiplied by (2) the Per Share Cash Merger Consideration and (B) for each $1,000 principal amount of Convertible Notes held by such holder, a number of Contingent Value Rights equal to the Conversion Number (the “Convertible Make-Whole Conversion Right”), (ii) require the Company to repurchase such holder’s Convertible Notes or any portion of principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, for cash on a date specified by the Company in accordance with the Convertible Notes Indenture at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, together with accrued and unpaid interest thereon to, but excluding, the repurchase date (the “Convertible Put Right”) or (iii) continue to hold such holder’s Convertible Notes. Capitalized terms used in this Section 4.5 but not defined in this Agreement shall have the meanings ascribed to such terms in the Convertible Notes Indenture.

4.6. Treatment of 2020 Notes. The Company’s unsecured 7.75% senior notes due 2020 shall remain outstanding in accordance with the terms and conditions set forth in the Indenture, dated as of November 19, 2010, by and between Cricket Communications, Inc. (“Cricket”) and Wells Fargo Bank, N.A., as trustee.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) after December 31, 2012 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter” ) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. The Company has provided to Parent prior to the date of this Agreement correct and complete copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person (w) of which at least fifty (50) percent of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (x) of which such Person is the general partner, or (y) whose business and policies such Person and/or one or more of its Subsidiaries has the power to control, (ii) “Joint Ventures” means PRWireless, LLC and Flat Wireless, LLC and (iii) “Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Effect:

(A) changes or conditions (including political conditions) generally affecting (1) the United States economy or financial markets or (2) the industries in which the Company and its Subsidiaries operate;

(B) any act of terrorism or sabotage;

(C) changes in United States generally accepted accounting principles after the date of this Agreement;

(D) other than any Regulatory Approval, any legislation adopted by any Governmental Entity having jurisdiction over the Company and its Subsidiaries, or any rule or regulation enacted by the FCC, in each case after the date of this Agreement and applicable to all wireless telecommunications carriers;

(E) any change in the market price or trading volume of the Shares (but not the underlying cause of such change); and

(F) any actions taken, or failures to take action, by the Company in compliance with the express terms of this Agreement;

provided, further, that, with respect to clauses (A), (B), (C) and (D), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) the Company and its Subsidiaries or (ii) disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of (A) 160,000,000 Shares, of which 79,165,545 Shares were outstanding as of the close of business on July 9, 2013, and (B) 10,000,000 shares of preferred stock, $0.0001 per share (the “Preferred Shares”), of which no Preferred Shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no Shares or Preferred Shares reserved for or subject to issuance, except that, as of July 9, 2013, there were 6,158,915 Shares subject to issuance pursuant to the Company’s 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended, the 2009 Employment Inducement Equity Incentive Plan, as amended, and the ESPP, as amended (collectively, the “Stock Plans”), 160,000 shares of Series A Junior Participating Preferred Stock reserved for issuance pursuant to the Tax Benefit Preservation Plan, dated as of August 30, 2011, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”), and 4,761,000 Shares subject to issuance pursuant to the Convertible Notes. 4,761,000 Shares is the maximum number of Shares issuable at any time upon conversion of the Convertible Notes. Except for Shares issued in respect of Company Options outstanding prior to July 9, 2013, since July 9, 2013 and through the date of this Agreement, the Company has not issued any Shares or Preferred Shares or reserved for or subjected to issuance any Shares or Preferred Shares pursuant to any Stock Plan, the Rights Agreement, the Convertible Notes or otherwise. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of Company Options, shares of Company Restricted Stock and Company Stock Units, including the holder, date of grant, term, number of Shares and, where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger and there are no other awards granted pursuant to the Stock Plans. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the

Company, free and clear of any Encumbrance. Except as set forth above and except for the rights (the “Rights”) that have been issued pursuant to the Rights Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrances. The Company does not have outstanding any bonds, debentures, notes or other obligations (a) the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter or (b) that are required to be registered under the Exchange Act.

(ii) Section 5.1(b)(ii) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(iii) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, (C) has a grant date identical to or after the date on which the Company’s board of directors or Compensation Committee actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax returns and the Company Reports, respectively.

(iv) Except as expressly contemplated by the Voting Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(v) At the Effective Time, the Conversion Number shall not exceed 10.7290.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their adoption and (C) received the opinion of its financial advisor, Lazard Frères & Co. LLC (“Lazard”), to the effect that the Per Share Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders (other than Parent and its Subsidiaries) of Shares, a copy of which opinion has been delivered to Parent. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the Voting Agreement or the consummation of the transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, (C) under the Communications Act of 1934, as amended, and applicable rules and regulations thereunder (the “Communications Act”), including any rules, regulations and orders (the “FCC Rules”) of the Federal Communications Commission (the “FCC”), (D) under any applicable state public utility Laws and rules, regulations and orders of any state public utility commissions (“PUCs”) or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses, to the extent set forth on Section 5.1(d)(i) of the Company Disclosure Letter, (E) under the rules and regulations of the NASDAQ Stock Market, Inc. (the “NASDAQ”), (F) under any state securities or “blue sky” laws and (G) set forth on Section 5.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time in substantially the same manner operated by the Company immediately preceding the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i) and receipt of the Requisite Company Vote, under any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Section 5.1(d)(ii) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts pursuant to which consents or waivers are required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(iii) The Company and its Subsidiaries are not creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 25% of the gross assets of the Company and its Subsidiaries (excluding cash and cash equivalents).

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), since December 31, 2010 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the forms, statements, certifications, reports and documents filed with or furnished to the SEC is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has provided to Parent prior to the date of this Agreement (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (ii) any communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has provided to Parent prior to the date of this Agreement a summary of all complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and Joint Ventures as of its date and each of the consolidated balance sheets, consolidated statements of comprehensive income, consolidated changes in stockholders’ equity and consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries and Joint Ventures for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(f) FCC Matters.

(i) Section 5.1(f) of the Company Disclosure Letter sets forth a correct and complete list of all licenses and authorizations issued or granted to the Company or any of its Subsidiaries by the FCC (the “FCC Licenses”), all pending applications by the Company or any of its Subsidiaries for licenses that would be FCC Licenses if issued or granted, and all pending applications by the Company or any of its Subsidiaries for modification, extension or renewal of any FCC License. For each FCC License, Section 5.1(f) of the Company Disclosure Letter sets forth (A) the FCC Registration Number or name of the licensee, (B) the FCC call sign, license number or other license identifier, (C) the geographic area for which the Company and its Subsidiaries are authorized to provide service, (D) the current expiration date, (E) the frequency block (except for microwave licenses) and (F) where applicable, the relevant market and service designations used by the FCC. The FCC Licenses constitute all the licenses and authorizations necessary from the FCC for the business operations of the Company and its Subsidiaries as they are currently being conducted. There is no condition outside of the ordinary course imposed on any of the FCC Licenses by the FCC (including any condition on the grant of a renewal application) that is not disclosed on the face of the reference copy of the FCC License in the FCC’s Universal Licensing System database; provided, that “ordinary course” shall mean any condition described in any federal statutes, FCC Rules or similar sources that apply generally to FCC licenses of the same service.

(ii) (A) Each FCC License has been granted pursuant to a Final Order (without regard to the proviso in the definition of such term) and approved by the FCC to be held by the licensee listed on Section 5.1(f) of the Company Disclosure Letter, is valid and in full force and effect, and has not been suspended, revoked, cancelled, terminated or forfeited or adversely modified; (B) there is no proceeding pending before the FCC or any other Governmental Entity (and no pending judicial review of such a proceeding) or, to the Knowledge of the

Company, threatened by any Person with respect to any FCC License that would, individually or in the aggregate, reasonably be likely to result in the suspension, revocation, cancellation, termination, forfeiture, or adverse modification of any FCC License; and (C) to the Knowledge of the Company, no event, condition or circumstance exists or, after notice or lapse of time or both, would exist that would constitute a breach of, or default under, the terms and conditions of any FCC License that would preclude any FCC License from being renewed in the ordinary course (to the extent that such FCC License is renewable by its terms) or could reasonably be expected to place such FCC license at risk of suspension, revocation, cancellation, termination, forfeiture or modification. For purposes of this Agreement, “Knowledge” means, with respect to the Company or Parent, the knowledge of the executive officers of the Company or Parent, as the case may be, after reasonable inquiry.

(iii) Each of the Company and its Subsidiaries is in material compliance with the terms of the FCC Rules and any other Laws that apply to, or that are contained in, each FCC License and has timely fulfilled and performed all of its material obligations with respect thereto, including making all reports, filings, notifications and applications to the FCC. The Company has provided Parent prior to the date of this Agreement with access to copies of each such report, filing, notification and application, including ownership reports and regulatory fee filings, filed in the last three (3) years, with the exception of those reports, filings, notifications and applications that are available in their entirety in the FCC’s Universal Licensing System database. The Company has not incurred, or if incurred the Company has fully discharged, any fine, charge or other liability resulting from any noncompliance prior to the Closing relating to such reports, filings, notifications and applications. The Company has timely made the payment of all regulatory fees and contributions to the FCC, the United States Treasury or any other Governmental Entity with respect to any FCC License or which are otherwise required by the FCC Rules, including Universal Service Fund and TRS Fund contributions. No payment is owed to the FCC or any other Governmental Entity with respect to the ownership and operation of any FCC License. The consummation of the transaction contemplated hereby will not cause the FCC to impose any unjust enrichment penalties pursuant to 47 C.F.R. § 1.2111.

(iv) All of the Cell Sites and microwave paths of the Company and its Subsidiaries, in respect of which a filing with the FCC was required, have been constructed to the extent required by FCC Rules and are currently operated in all respects as represented to the FCC in currently effective filings, and modifications to such Cell Sites and microwave paths have been preceded by the submission to the FCC of all required filings.

(v) None of the FCC Licenses has been modified by the Company or its Subsidiaries in any respect. There is no pending or planned application by the Company or any of its Subsidiaries to modify any FCC License. Neither the Company nor any of its Subsidiaries have (A) entered into any field-strength agreements or otherwise granted any interference consents with respect to any of the spectrum that is the subject of any of the FCC Licenses, or (B) waived or relinquished any material right or claim with respect to any of the spectrum that is the subject of any FCC License.

(vi) Neither the Company nor any of its Subsidiaries lease any licenses from the FCC to or from any other Person (other than leases solely among the Company and/or direct or indirect Subsidiaries of the Company).

(g) Other Communications Regulatory Matters.

(i) Section 5.1(g) of the Company Disclosure Letter sets forth a correct and complete list of all permits, franchises, grants, easements, variances, exceptions, consents, certificates, approvals, waivers, orders, licenses or other authorizations with any Governmental Entity (excluding the FCC Licenses) (“Permits”) issued by any state, territorial or local Governmental Entity regulating telecommunications, Internet or cable businesses to the Company or its Subsidiaries (the “Other Company Licenses”). Such authorizations constitute all the authorizations necessary from such state, territorial or local Governmental Entities for the business operations of the Company and its Subsidiaries as they are currently being conducted in any state, territory or locality, except those authorizations the absence of which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(ii) Each Other Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of such license or licenses would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. No Other Company License is subject to (i) any conditions or requirements that have not been imposed generally upon Permits in the same service, unless such conditions or requirements would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect or (ii) any pending regulatory proceeding (other than those affecting the telecommunications industry generally or holders of Permits in the same service generally) before a Governmental Entity or judicial review, unless such pending regulatory proceeding or judicial review would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(iii) Each of the Company and its Subsidiaries is in compliance with the terms of and the Laws that apply to each applicable Other Company License and has fulfilled and performed all of its obligations with respect thereto, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(h) Absence of Certain Changes. Since December 31, 2012 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(i) any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2012) of which management of the Company has Knowledge which, individually or in the aggregate, has had or would reasonably be likely to have a Material Adverse Effect;

(ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(iv) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(v) (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws;

(vi) any incurrence of any indebtedness for borrowed money or guarantee of such indebtedness of another Person, or issuance or sale of any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries; or

(vii) any agreement to do any of the foregoing.

(i) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the

Company or any of its Subsidiaries or (ii) obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances of which the Company has Knowledge that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, including under the FCC Licenses, except in each of the foregoing clauses (i) and (ii) for those that, individually or in the aggregate, have not had or would not reasonably be likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

(j) Employee Benefits.

(i) Section 5.1(j)(i) of the Company Disclosure Letter sets forth a correct and complete list of each Benefit Plan. For purposes of this Agreement, the term “Benefit Plan” means any benefit plan, program, arrangement or agreement, whether written or unwritten, including any such plan, program, arrangement or agreement that is an employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not such employee welfare benefit plan is subject to ERISA, an employee pension benefit plan within the meaning of Section 3(2) of ERISA (a “Pension Plan”), whether or not such Pension Plan is subject to ERISA, or health, medical, dental, disability, accident or life insurance or a bonus, incentive, deferred compensation, vacation, stock purchase, stock option, restricted stock or other equity-based award, severance, termination, retention, retirement, savings, employment, change of control, vacation or fringe benefit plan, program, arrangement or agreement which benefits the current or former employees, independent contractors, consultants or directors of the Company or any of its Subsidiaries, or which the Company or any of its ERISA Affiliates sponsors, maintains or contributes to or in respect of which has any liability, whether contingent or otherwise. The Company has provided to Parent prior to the date of this Agreement correct and complete copies of all the Benefit Plans (or a written summary of any unwritten Benefit Plans) and all amendments thereto and a schedule disclosing for each category of employee of the Company or its Subsidiaries (including one-off arrangements) each Benefit Plan (including any and all severance, retirement and deferred compensation entitlements) applicable to each such category. The term “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

(ii) Section 5.1(j)(ii) of the Company Disclosure Letter sets forth a correct and complete schedule of all outstanding performance cash awards of the Company and its Subsidiaries, including the holder, target payment level and vesting schedule of each such award.

(iii) Each of the Benefit Plans is currently in, and has at all times been operated and administered in, material compliance with ERISA, the Code and all other applicable Laws. Neither the Company nor any of its Subsidiaries has engaged in a transaction and, to the Knowledge of the Company, no condition exists with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement (in the case of a Tax or penalty imposed by Section 4975 of the Code), would reasonably be expected to subject the Company or any Benefit Plan to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA. Each of the Benefit Plans that is intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”), continues to satisfy the requirements for such qualification and the Company is not aware of any circumstances likely to result in the loss of the qualification of such plan under Section 401(a) or 401(k) of the Code.

(iv) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any ERISA Affiliate. Neither the Company nor any of its Subsidiaries has now or at any time within the previous six (6) years contributed to, sponsored or maintained (i) any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) or single employer plan (within the meaning of Section 4001(a)(15) of ERISA); (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Benefit Plans provides retiree medical, disability, life insurance or other retiree welfare benefits.

(v) All contributions required to be made under each Benefit Plan, as of the date of this Agreement, have been timely made when due and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement.

(vi) With respect to each Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened in writing, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the United States Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or other Governmental Entities are pending or, to the Knowledge of the Company, threatened in progress (including any routine requests for information from the PBGC).

(vii) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan which is subject to ERISA (an “ERISA Plan”) or collective bargaining agreement. The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(viii) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with any other event) (A) entitle any employees, directors, consultants, former employees, former consultants or former directors of the Company or its Subsidiaries to severance, change of control or other similar pay or benefits pursuant to any Benefit Plan, (B) cause any payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of compensation or benefits to any employees, directors, consultants, former employees, former consultants or former directors of the Company or any of its Subsidiaries under, or increase the amount payable or trigger any other obligation pursuant to, any Benefit Plan, (C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent, to merge, amend or terminate any of the Benefit Plans or (D) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(ix) Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Sections 409A or 4999 of the Code or otherwise.

(x) With respect to any Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), (A) such Benefit Plan has been operated in good faith compliance with Section 409A of the Code and the guidance issued thereunder, (B) such plan complies in all material respects in form with Section 409A of the Code and the guidance issued thereunder and (C) the transaction contemplated by this Agreement will not result in Section 409A of the Code imposing any adverse tax consequences to the participants in such Benefit Plan (including the inclusion in income of deferred amounts or any additional tax pursuant to Section 409A(a)(1)(B) of the Code).

(xi) Each Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without any material liability to Parent, the Company or any of its Subsidiaries other than ordinary administration expenses typically incurred in a termination event.

(xii) Neither the Company nor any of its Subsidiaries has now, nor has it ever, maintained any Benefit Plan outside the jurisdiction of the United States or covering any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.

(k) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since January 1, 2008, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the United States National Labor Relations Act, as amended, and the Company and each of its Subsidiaries is in compliance in all material respects with all labor, employment and workplace-related Laws.

(l) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

(m) Material Contracts.

(i) Except for this Agreement, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by:

(A) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) any lease or master lease of real or personal property reasonably likely to result in (x) annual payments of $200,000 or more or (y) aggregate payments of $500,000 or more;

(C) any Contract that is reasonably likely to require either (x) annual payments to or from the Company and its Subsidiaries of $1,000,000 or more or (y) aggregate payments to or from the Company and its Subsidiaries of $5,000,000 or more;

(D) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns less than fifty (50)% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions;

(E) any Contract (other than solely among the Company and/or direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property (excluding, for the avoidance of doubt, any such amount that constitutes a trade payable until such amount becomes a liability required to be presented on the balance sheet of the Company or its Subsidiaries in accordance with GAAP) (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(F) any Contract involving the payment or receipt of royalties or other amounts calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product or service of the Company or its Subsidiaries (other than licenses for music reasonably likely to result in the annual payment or receipt of royalties of less than $100,000 in one or a series of related Contracts);

(G) any Contract that would prevent, materially delay or materially impair the Company’s ability to consummate the Merger or the other transactions contemplated hereby;

(H) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to the Company or any of its Subsidiaries and (y) entered into in the ordinary course of business;

(I) any Contract (other than solely among the Company and/or direct or indirect wholly-owned Subsidiaries of the Company) that was not negotiated and entered into on an arm’s-length basis;

(J) any non-competition Contract or other Contract that (w) purports to limit the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (x) could require the disposition of any assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (y) grants “most favored nation” status to any Person (other than the Company or its wholly-owned Subsidiaries) and which following the Merger could purport to apply to Parent or its Subsidiaries, or (z) prohibits or limits the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(K) any Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates or any Contract containing a “don’t ask/don’t waive” standstill provision;

(L) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or any of their respective Affiliates, on the other hand;

(M) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries, could be required to purchase or sell, as applicable, in a single transaction or series of transactions, (1) any wireless spectrum, (2) any equity interests of any Person, or (3) any other asset or group of related assets that have a fair market value or purchase price of more than $100,000 individually or in the aggregate;

(N) any Contract that requires the Company or any of its Subsidiaries to deal exclusively with any Person or group of related Persons;

(O) any Contract that is an interconnection or similar agreement in connection with which the Company’s or any of its Subsidiaries’ equipment, networks and services are connected to those of another service provider in order to allow their respective customers access to each other’s services and networks;

(P) any Contract that is an agency, dealer, reseller or other similar contract providing for annual payments of $100,000 or more or aggregate payments of $250,000 or more (except for those that are terminable by the Company, without penalty on ninety (90) days or less notice);

(Q) any Contract that contains any commitment by the Company or any of its Subsidiaries to (1) provide wireless services coverage in a particular geographic area, (2) build out tower sites in a particular geographic area, (3) make required annual payment for a specified volume of network use or (4) acquire music or video content to be placed on or accessed over a mobile wireless device or otherwise that is reasonably likely to result in annual payments of more than $100,000 in one or a series of related Contracts;

(R) any roaming Contract;

(S) any “take or pay” Contract or Contract that contains any minimum purchase commitment; and

(T) any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would reasonably be likely to have a Material Adverse Effect (each such Contract described in clauses (A) – (T), together with all Exhibits and schedules to such Contract, is referred to herein as a “Material Contract”).

(ii) A correct and complete copy of each Material Contract in effect on the date of this Agreement has been delivered to Parent prior to the date of this Agreement. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. There is no default under any such Contracts by the Company or its Subsidiaries or, to the Knowledge of the Company, each other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, each other party thereto, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(n) Real Property.

(i) Section 5.1(n)(i) of the Company Disclosure Letter contains a correct and complete list of each Cell Site and each Colocation Site that is owned, used or held for use by the Company or any of its Subsidiaries. Each Cell Site is owned, used or held for use by the Company or a Subsidiary of the Company pursuant to a valid and binding Deed, Ground Lease or Governmental Use Permit, in each case free and clear of all Encumbrances, and each Colocation Site is used or held for use by the Company or its Subsidiaries pursuant to a valid and binding Colocation Agreement, in each case free and clear of all Encumbrances. The Company or its Subsidiaries hold fee simple, marketable title in each Cell Site acquired by Deed that is still owned by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries have entered into any Third Party Colocation Agreements or other occupancy agreements that provide any other Person a right of access to or use of all or any part of any Cell Site. Neither the Company nor any of its Subsidiaries has entered into any Third Party Cell Site Agreements with respect to any Cell Site.

(ii) Section 5.1(n)(ii) of the Company Disclosure Letter contains a correct and complete list of each MTSO owned, used or held for use by the Company or any of its Subsidiaries. The Company or its Subsidiaries hold fee simple, marketable title or leasehold interest in each MTSO, and the land on which each MTSO is located, free and clear of all Encumbrances.

(iii) No Ground Lease, Governmental Use Permit or Colocation Agreement in use by the Company or its Subsidiaries as of July 9, 2013 has expired or been terminated. Section 5.1(n)(iii) of the Company Disclosure Letter contains a correct and complete list of each Ground Lease, Governmental Use Permit and Colocation Agreement in use by the Company or its Subsidiaries as of the date of this Agreement. The Company and its Subsidiaries are current on all payments due under each Ground Lease, Governmental Use Permit or Colocation Agreement, have complied with all obligations thereunder and have not received any notice of default thereunder which has not been cured.

(iv) With respect to each Cell Site location, Colocation Site and MTSO, neither the Company nor any of its Subsidiaries have received written notice that any of the improvements on the Real Property do not conform to applicable Law and use restrictions, or that the Real Property is not zoned for the various purposes for which the Real Property and any improvements thereon are presently being used. Neither the Company nor any of its Subsidiaries have received written notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Real Property. To the Knowledge of the Company, no Person has any right, option, lease, license, right of first refusal or any other Contract with respect to the purchase, assignment, possession, use or transfer of all or any portion of any interest in any Cell Site or MTSO of the Company or any of its Subsidiaries. The Company and its Subsidiaries have valid and enforceable rights of physical and legal ingress and egress to and from each parcel of Real Property associated with the Cell Sites, Colocation Sites and MTSOs to and from a public right of way or otherwise.

(v) Each Cell Site (including the tower or other antenna structure and all related Network Assets) and each MTSO has been constructed and maintained in all material respects, and all Network Assets located at any Colocation Site have been installed and maintained in all material respects, in compliance with, and the operations of the Company and its Subsidiaries, with respect to each Cell Site, Colocation Site and MTSO, have been conducted in all material respects in compliance with, the terms and conditions of the applicable Law of any applicable Governmental Entity, including any FCC Rules, any Occupational Safety and Health Administration and the rules, regulations and policies (the “FAA Rules”) of the Federal Aviation Administration (“FAA”) and all other Laws governing the construction, marking and lighting of antenna structures and colocation activities. The Company and its Subsidiaries have received all necessary regulatory approvals, made all filings, tower registrations, Radio Frequency Emission Certifications, State and Tribal Historic Preservation Officers Certifications or letters and other reports required to be obtained or made by the Company relating to each such Cell Site, Colocation Site and MTSO, including those necessary to comply with all of FAA and FCC Tower Registration filing requirements of the Company and its Subsidiaries under FCC Rule Part 17 and the FCC’s NEPA regulations (FCC Rule Part 1, Subpart I, including FCC Rule Sections 1.1307-11), and the Company has all documentation in their possession or reasonably ascertainable by the Company supporting such approvals, filings, registrations and certifications. There are no investigations, inquiries, enforcement proceedings, orders or other actions pending (or, to the Knowledge of the Company, threatened) by the FCC, FAA or any other Governmental Entity with respect to any Cell Site, any MTSO or with respect to any Network Assets at any Colocation Site, that would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(vi) As used in this Agreement, the following terms have the following meanings:

“Cell Site” means a wireless communication tower or other structure owned or controlled by the Company or any of its Subsidiaries on which any Network Asset is located and the tower lighting, tower grounding systems, fences, buildings, structures, fixtures, shelters, air conditioning units, concrete pads and other improvements associated therewith (to the extent owned or controlled by the Company or any of its Subsidiaries), but excluding any MTSO.

“Colocation Agreement” means any colocation agreement, license, use agreement, sublease or similar written Contract by which the Company or any of its Subsidiaries has the right to locate any Network Assets on a Colocation Site.

“Colocation Sites” means a wireless communication tower or other structure owned or controlled by a Person (other than the Company and its Subsidiaries) to which the Company and/or its Subsidiaries have attached or have the right to attach Network Assets, but excluding any MTSO.

“Credit Documents” means that certain Credit Agreement dated as of October 10, 2012, among Cricket, the Company, Deutsche Bank Trust Company Americas as Administrative Agent, and other parties thereto, as amended; the Security Agreement, dated as of June 5, 2009, made by Cricket, and the other parties thereto in favor of

Wilmington Trust, National Association (the “Collateral Trustee”) on behalf of certain secured parties, and that certain Collateral Trust Agreement, dated as of June 5, 2009, made by Cricket and the other parties thereto in favor of the Collateral Trustee on behalf of certain secured parties.

“Deed” means a document of conveyance that transfers and conveys fee simple interest in Real Property with warranty of title by the grantor thereof.

“Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other similar restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (a) encumbrances for Taxes or other governmental charges not yet due and payable or due but not yet delinquent, or being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company, or the validity or amount of which is being contested in good faith by appropriate proceedings and are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports; (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific asset to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, (d) easements, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report; (e) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (f) zoning, building, subdivision or other similar requirements or restrictions, in each case that do not or would not impair in any material respect the use or value of the particular asset; and (g) mortgages, liens, pledges, charges, security interests, easements, covenants, or other restriction or title matter or encumbrance of any kind granted under the Credit Documents.

“Governmental Management Authority” means the Bureau of Land Management, the U.S. Forest Service or any similar federal Governmental Entity with authority to permit the use of lands owned by or under the control of the federal government.

“Governmental Use Permit” means any lease, license, easement or similar Contract between the Company or any of its Subsidiaries, on one hand, and any Governmental Management Authority, on the other hand, that grants to the Company or any of its Subsidiaries the right to use or locate a Cell Site on land and/or which permits the use of the land underlying any Cell Site.

“Ground Lease” means any lease, license, easement or other written Contract between the Company or any of its Subsidiaries, on the one hand, and any Person other than a Governmental Management Authority, on the other hand, that grants to the Company or any of its Subsidiaries the right to use or locate a Cell Site or MTSO on land and/or permits the use of land underlying any Cell Site or MTSO.

“MTSO” means each mobile telephone switching office site owned or leased by the Company or any of its Subsidiaries.

“Network Assets” means network assets, hardware, firmware, middleware, servers, workstations, routers, hubs, switches and other equipment, including transport facilities, test equipment, network management equipment, and communication equipment (including radios, transmitters and receivers, antennae, generators, shelters, and network facilities), in each case that is owned, leased or held for use by the Company or any of its Subsidiaries.

“Real Property” means all real property and real property leasehold interests (including all leases, licenses, rights to use and similar property rights and all related easements and rights of way with respect to access roads) of the Company or any of its Subsidiaries relating to the Cell Sites, the Colocation Sites and each MTSO, together with all water lines, rights of way, uses, Permits, hereditaments, tenements, appurtenances, equipment and antennas belonging or appertaining thereto and any and all assignable warranties with respect thereto.

“Third Party Cell Site Agreement” means a lease or sublease agreement, howsoever denominated, pursuant to which the Company or any of its Subsidiaries has leased or subleased to another Person a Cell Site and which the Company or any of its Subsidiaries owns pursuant to a Deed or to which the Company or any of its Subsidiaries has a right of use pursuant to a Ground Lease or Governmental Use Permit.

“Third Party Colocation Agreement” means any colocation agreement, license, use agreement, sublease or similar written Contract by which the Company or any of its Subsidiaries grants access to any other Person to or the right to affix any equipment (other than Network Assets) to any Cell Site.

(o) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws is applicable to the Company, the Shares, the Merger, the Voting Agreement or the other transactions contemplated by this Agreement.

(p) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, (i) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation; (iv) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information indicating or alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party concerning liability or obligations relating to any Environmental Law or Hazardous Substance; (viii) none of the real properties owned or leased by the Company or its Subsidiaries contain any underground storage tanks, asbestos-containing material, lead paint, mold or polychlorinated biphenyls; (ix) neither the Company nor any Subsidiary has engaged in any activities involving the generation, use, handling or disposal of any Hazardous Substance; (x) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (xi) the Company has delivered to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.

As used herein, the term “Environmental Law” means any federal, state, local or foreign statute, Law, regulation, order, decree, permit, authorization or requirement of any Governmental Entity relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

(q) Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect and are not disclosed or provided for in the

Company Reports. The Company has made available to Parent correct and complete copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2009, 2010, 2011 and 2012. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2012 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement. As of March 31, 2013, the U.S. federal income tax consolidated group of which the Company is the parent had unused net operating losses of not less than $2,400,000,000, and, except as may result from the Merger, the use of such net operating losses is not subject to any limitation pursuant to Section 382 of the Code.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(r) Intellectual Property.

(i) Schedule 5.1(r)(i) of the Company Disclosure Letter sets forth a correct and complete list of all Intellectual Property owned by or held exclusively by the Company and its Subsidiaries (“Owned Intellectual Property”) that is registered or subject to an application for registration, indicating for each item the owner, registration or application number, date of filing or issuance, applicable filing jurisdiction and, with respect to Internet domain names, the applicable registrar.

(ii) Each of the Company or its Subsidiaries exclusively owns (beneficially, and of record where applicable) all Owned Intellectual Property, free and clear of all Encumbrances, and all exclusive licenses and all non-exclusive licenses not granted in the ordinary course of business. The Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or their rights to, such Intellectual Property.

(iii) (A) Neither the Company nor any of its Subsidiaries has made any commitments or declaration of Patents to, and is not (and the Patents included in the Company Intellectual Property are not) otherwise subject to, any standards or other organization regarding licensing or not asserting the Patents included in the Company Intellectual Property, or any open source or similar commitments or obligations, (B) neither the Company nor any of its Subsidiaries is otherwise obligated to license or refrain from asserting the Patents included in the Company Intellectual Property and (C) none of the Patents included in the Company Intellectual Property has been identified by the Company or its Subsidiaries as, or to the Company’s Knowledge by any Person as, nor does the Company believe any of the Patents included in the Company Intellectual Property to be, essential to such standards or organizations.

(iv) The Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in or necessary for the conduct of their respective businesses as presently conducted and as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Company and its Subsidiaries have taken reasonable measures to protect the Owned Intellectual Property, and to protect the confidentiality of all Trade Secrets that are owned, used or held for use by the Company and its Subsidiaries, and such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure agreements, which have not been breached. The Company and each of its Subsidiaries maintains a policy requiring that, upon their hire, employees of the Company and its Subsidiaries execute confidentiality and intellectual property assignment agreements which prohibit such employees from disclosing the Company’s and its Subsidiaries’ Trade Secrets and confidential information without the written approval of an officer of the Company and which assign to the Company all intellectual rights developed by such employees during the course of their employment with the Company or its Subsidiaries. All past and present employees have executed such confidentiality and intellectual property assignment agreements, the form of which agreement(s) has been provided to Parent prior to the date of this Agreement.

(v) Neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party in the past six (6) years. There is no litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registrability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property right of the Company or its Subsidiaries.

(vi) The IT Assets owned, used or held for use by the Company or any of its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses as presently conducted and as proposed to be conducted. No Person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices. Each of the Company and its Subsidiaries takes reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of customer, employee and other confidential information, and no Person has gained unauthorized access to such information. The Company and its Subsidiaries have complied with all Laws regarding privacy, data protection and the security of personal information, and maintain and are compliant with their own privacy policies and practices consistent with such Laws. The Company and its Subsidiaries have complied with all Internet domain name registration and other requirements of Internet domain registrars concerning Internet domain names that are used in their respective businesses.

(vii) Each (A) agreement under which the Company or any of its Subsidiaries is licensed or otherwise permitted by a third party to use any Intellectual Property and (B) agreement under which a third party is licensed or otherwise permitted to use any Owned Intellectual Property (collectively (A) and (B) are the “Intellectual Property Contracts,” which include non-assertion agreements, settlement agreements, trademark coexistence agreements and trademark consent agreements) is valid, subsisting and enforceable against the other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, and will continue to be so immediately following the consummation of the transactions contemplated by this Agreement. Section 5.1(r)(vii) of the Company Disclosure Letter sets forth a correct and complete list of each Intellectual Property Contract that is material to the conduct of the respective business of the Company or any of its Subsidiaries (other than “shrink wrap” or “click through” licenses for commercially available Software that have not been modified). No Intellectual Property Contract is subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or any Subsidiary’s use thereof or its rights thereto. No claim has been threatened or asserted in writing that the Company or any Subsidiary, or to the Knowledge of the Company, another Person, has breached any Intellectual Property Contract. There exists no event, condition or occurrence that, with the giving of notice or lapse of time, or both, would constitute a breach or default by the Company or any Subsidiary, or to the Knowledge of the Company, another Person, under any Intellectual Property Contract. No party to any Intellectual Property Contract has given notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew such contract. Neither the Company nor any of the Company’s Subsidiaries, nor to the Knowledge of the Company any other party to any Intellectual Property Contract, has repudiated in writing any material provision thereof. Consummation of the transactions contemplated by this Agreement will not place the Company or any of the Company’s Subsidiaries in breach or default of any Intellectual Property Contract, or trigger any modification, termination or acceleration thereunder, or create any license under or Encumbrance on Intellectual Property owned or held by Parent.

(viii) None of the products manufactured, marketed or distributed by the Company or its Subsidiaries, nor any Owned Intellectual Property, is, in whole or in part, subject to the provision of any open source or other type of license agreement or distribution model that: (A) requires the distribution or making available of the source code for such products or Intellectual Property, (B) prohibits or limits the Company or any of its Subsidiaries from charging a fee or receiving consideration in connection with licensing, sublicensing or distributing any such products or Intellectual Property, (C) except as specifically permitted by Law, grants any right to any Person (other than the Company and its Subsidiaries) or otherwise allows any such Person to decompile, disassemble or otherwise reverse-engineer any such products of Intellectual Property or (D) requires the licensing of any such products or Intellectual Property for the purpose of making derivative works (any such open source or other type of license agreement or distribution model described in clause (A), (B), (C) or (D), a “Limited License”). By way of clarification, but not limitation, the term “Limited License” shall include: (1) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (2) the Artistic License (e.g., PERL), (3) the Mozilla Public License, (4) the Netscape Public License, (5) the Sun Community Source License (SCSL) and (6) the Sun Industry Standards License (SISL). None of the Company or its Subsidiaries incorporates or distributes any of such products or Intellectual Property with any Software that is subject to a Limited License, nor do any such products or Intellectual Property constitute a derivative work of, dynamically link with or otherwise interact with any such Software. None of such products or Intellectual Property incorporates any “shareware” or “freeware” Software.

(ix) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all rights in intellectual property of any type throughout the world, including the following: (i) all trademarks, service marks, brand names, product names and slogans, certification marks, collective marks, d/b/a’s, assumed names, Internet domain names, logos, symbols, trade dress, trade names, and any and every other form of trade identity and other indicia of origin, all applications and registrations therefor and renewals thereof, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (ii) all inventions and discoveries, whether or not reduced to practice, patents, including utility patents and design patents, industrial designs and utility models, invention disclosures, all applications and registrations for the foregoing, and including reissues, divisions, continuations, continuations-in-part, supplementary protection certificates, extensions, reexaminations and renewals thereof, and all inventions disclosed therein and improvements thereto (“Patents”); (iii) proprietary and confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, research and development, prototypes, models, designs, customer lists and supplier lists, and all other confidential or proprietary technical, business and other information, and all rights in any jurisdiction to limit the use or disclosure thereof (“Trade Secrets”); (iv) published and unpublished works of authorship (including databases and other compilations of information, mask works and Software), the copyrights therein and thereto, and all registrations and applications therefor and renewals, extensions, restorations and reversions thereof (“Copyrights”); and (v) all other intellectual property, industrial or similar proprietary rights recognized under any jurisdiction worldwide.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all documentation associated therewith.

“Software” means computer software, programs and databases in any form, including Internet web sites, web site content, member or user lists and information associated therewith, links, source code, object code, binary code, operating systems and specifications, data, databases, database management code, libraries, scripts, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements, and modifications thereto, and all related documentation, developer notes, comments and annotations.

(s) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(t) Rights Agreement. The board of directors of the Company has taken all necessary action, to the reasonable satisfaction of Parent, to render the Rights Agreement inapplicable to the Merger, the Voting Agreement and the other transactions contemplated hereby.

(u) Subscribers. Section 5.1(u) of the Company Disclosure Letter sets forth, as of June 30, 2013, (i) the total number of mobile telephone numbers maintained by the Company or any of its Subsidiaries and assigned to an end user of the mobile wireless voice or data services of the Company or any of its Subsidiaries who thereby obtains mobile voice or data services (“Subscribers”), and (ii) the total number of Subscribers that are (A) Broadband, (B) Pay-As-You-Go and (C) Core Wireless, consistent with past practices. The Company and its Subsidiaries maintain in their books and records, with respect to at least 80% of the Subscribers, a physical address that was obtained from the Subscriber. For purposes of this Agreement, (A) “Broadband” means the Company’s broadband service, (B) “Pay-As-You-Go” means the Company’s PAYGo™ Service and (C) “Core Wireless” means the Company’s monthly voice service and excludes Broadband and Pay-As-You-Go.

(v) Stockholders’ Representative. The Stockholders’ Representative is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has made available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Stockholders’ Representative as currently in effect. All of the issued and outstanding capital stock of the Stockholders’ Representative is, as of the date of this Agreement, directly or indirectly owned by the Company. The Stockholders’ Representative has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the CVR Agreement. This Agreement has been, and the CVR Agreement will be, duly executed and delivered by the Stockholders’ Representative and constitutes, or will constitute, valid and binding agreements of the Stockholders’ Representative, enforceable against it in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. Except for filings and notices (A) under the HSR Act, (B) under the Communications Act, including any FCC Rules, and (C) under any applicable state public utility Laws and rules, regulations and orders of any state PUCs or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses, no notices, reports or other filings are required to be made by the Stockholders’ Representative with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholders’ Representative from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement or the CVR Agreement. The execution, delivery and performance of this Agreement and the CVR Agreement by the Stockholders’ Representative do not, and will not, constitute or result in (x) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Stockholders’ Representative, or (y) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Stockholders’ Representative pursuant to, any Contract binding upon the Stockholders’ Representative or any Laws to which the Stockholders’ Representative is subject.

(w) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Lazard as its financial advisor. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Lazard is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the forms, statements, certifications, reports and documents filed with the SEC after December 31, 2012 and prior to the date of this Agreement by Parent pursuant to the Exchange Act or the Securities Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws of each of Parent and Merger Sub, each as in effect on the date of this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate the Merger. This Agreement and the Voting Agreement have been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement and the Voting Agreement constitute valid and binding agreements of the other parties hereto or thereto, constitute valid and binding agreements of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, (C) under the Communications Act, including the FCC Rules, (D) under any applicable state public utility Laws and rules, regulations and order of any PUCs or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses, to the extent set forth on Section 5.2(c)(i)(D) of the Parent Disclosure Letter, (E) under the rules and regulations of the NASDAQ, (F) under any state securities or “blue sky” laws and (G) set forth on Section 5.2(c)(i)(G) of the Parent Disclosure Letter, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and by the Voting Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub, or (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contract binding upon Parent or any of its Subsidiaries or any Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(e) Available Funds. Parent and Merger Sub have available to them, or as of the Effective Time will have available to them, all funds necessary for the payment to the Paying Agent of the aggregate Per Share Merger Consideration and to satisfy all of their obligations under this Agreement.

(f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Voting Agreement and the other transactions contemplated by this Agreement and the Voting Agreement.

ARTICLE VI

COVENANTS

6.1. Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, conditioned or delayed, and except as otherwise expressly contemplated by this Agreement), the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as expressly set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) amend its charter or by-laws, or, subject to the terms of this Agreement, otherwise take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person from the Rights Agreement or any Takeover Statute or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire from any other Person outside of the ordinary course of business any asset or group of related assets with a value or purchase price in excess of $1,000,000 individually or $2,500,000 in the aggregate, in any transaction or series of related transactions, in each case other than acquisitions pursuant to Contracts as in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Encumbrances, individually or in the aggregate, material to the Company or any of its Subsidiaries or on any asset or group of related assets of the Company or any of its Subsidiaries having a value in excess of $500,000 individually or $2,500,000 in the aggregate;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $100,000 individually or $250,000 in the aggregate outstanding at any given time;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect Subsidiary of the Company to its stockholders or unit holders on a pro rata basis in the ordinary course of business consistent with past practices) or enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices (A) in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the terms of the indebtedness being replaced as of the date of such replacement, or (B) guarantees by the Company of indebtedness of wholly owned Subsidiaries of the Company complying with clause (A) above;

(x) except as expressly set forth in the capital budgets set forth in Section 6.1(a)(x) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditures that in the aggregate exceed by more than 15% from the aggregate capital expenditures in such capital budgets in respect of the period from the date of this Agreement to the Closing;

(xi) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, except for Contracts entered into the ordinary course of business consistent with past practices and (A) terminable by the Company, without penalty, on ninety (90) days or less notice effective on the later of September 30, 2014 or ninety (90) days or less after Closing and (B) not involving anticipated required consideration by the Company or any of its Subsidiaries at or after the Closing in excess of $5,000,000;

(xii) enter into any Contract of the type specified in clauses (A), (G), (I), (J), (K), (L), (M) or (N) of Section 5.1(m);

(xiii) amend, modify or terminate any Material Contract, except in the ordinary course of business consistent with past practices and (A) terminable by the Company, without penalty, on ninety (90) days or less notice effective on the later of September 30, 2014 or ninety (90) days or less after Closing (or, in each case, such longer time period as in effect prior to any such amendment or modification pursuant hereto), and (B) not involving required anticipated additional consideration by the Company or any of its Subsidiaries at or after the Closing in excess of $5,000,000;

(xiv) make any changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles, by Regulation S-X under the Securities Act, or by the Public Company Accounting Oversight Board or Financial Accounting Standards Board;

(xv) settle (x) any litigation or claim or (y) other proceedings before a Governmental Entity, in each case for an amount in excess of $1,000,000 (excluding amounts that may be paid under insurance policies);

(xvi) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value or cost in excess of $250,000 individually or $2,000,000 in the aggregate;

(xvii) make or change any material Tax election or method of Tax accounting; amend any Tax Return with respect to a material amount of Taxes; settle or otherwise finally resolve any audit or dispute with respect to material amount of Taxes, other than, in each case, in the ordinary course of business consistent with past practice;

(xviii) transfer, sell, lease, assign, license, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any part of its assets (including Intellectual Property), licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, except in connection with services or products provided in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of any asset or any group of related assets (other than wireless spectrum) with a fair market value not in excess of $250,000 individually or $500,000 in the aggregate, other than pursuant to Contracts as in effect as of the date of this Agreement;

(xix) except as required pursuant to a Benefit Plan or existing written, binding agreements as in effect as of the date of this Agreement, or as otherwise required by applicable Law, (A) other than the payment of regular base salaries, at the rates in effect as of the date of this Agreement or wages and other non-discretionary compensation, make any compensation payments or awards, including the grant of any equity or cash awards, to any director, officer or employee of the Company or any of its Subsidiaries, (B) grant or increase the compensation, severance or other benefits payable or to become payable to any director, officer or employee of the Company or any of its Subsidiaries, (C) adopt, enter into, establish, or materially amend, modify or terminate any Benefit Plan or any employment, individual consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any director, officer or employee of the Company or any of its Subsidiaries that would constitute a Benefit Plan had it been in effect as of the date of this Agreement, (D) materially amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (G) forgive any loans to any directors, officers or employees of the Company or any of its Subsidiaries;

(xx) (A) enter into any line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto (including any current line of business and products and services reasonably ancillary thereto in any geographic area for which the Company or any of its Subsidiaries currently holds a FCC License authorizing the conduct of such business, product or service in such geographic area), or (B) except as currently conducted, engage in the conduct of any business in any state which would require the receipt or transfer of an FCC License or any other Permits issued by any Governmental Entity authorizing operation or provision of any communication services or foreign country that would require the receipt or transfer of, or application for, a Permit or FCC License to the extent such license would be reasonably expected to prevent, materially delay or materially impair the consummation of the transactions contemplated herein;

(xxi) file for any Permit or FCC License (A) outside of the ordinary course of business or (B) the receipt of which would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair consummation of the transactions contemplated herein;

(xxii) assign, transfer, cancel, fail to renew or fail to extend any FCC License or Permit;

(xxiii) change (other than pursuant to software updates, upgrades and patches) any of the material technology in the Network Assets, enterprise software or billing software used in its respective businesses;

(xxiv) except in the ordinary course of business consistent with past practices, terminate, amend or modify in any manner any Ground Lease, Governmental Use Permit, Colocation Agreement, Third Party Colocation Agreement or Third Party Cell Site Agreement; or

(xxv) agree, authorize or commit to do any of the foregoing.

(b) Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(c) The Company and Parent shall cooperate in developing language for a program of communications or notices relating to the Merger or the other transactions contemplated by this Agreement to be sent to customers of the Company and its Subsidiaries on or after the date of this Agreement and prior to the Closing. The Company shall not, and shall cause its Subsidiaries not to, send any communications or notices relating to the Merger or the other transactions contemplated by this Agreement to customers of the Company and its Subsidiaries on or after the date of this Agreement and prior to the Closing without the prior written approval of Parent (not to be unreasonably withheld).

6.2. No Solicitation; Change in Recommendation.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall instruct and use its best efforts to cause its investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal;

(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal or potential Acquisition Proposal; or

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

The Company shall, and the Company shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal. The Company will promptly inform the individuals and entities referred to in the preceding sentence hereof of the obligations undertaken in this Section 6.2. The Company will promptly request from each Person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal to promptly return or destroy all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such Person.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote is obtained, the Company may, in response to an unsolicited, bona fide written Acquisition Proposal, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreements are on Parent (it being understood that such confidentiality agreement need not, at the Company’s discretion, prohibit the making or amending of an Acquisition Proposal); provided, further, that, if the Person making such Acquisition Proposal is a competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 6.2(b) other than in accordance with “clean team” or other similar procedures designed to limit any adverse effect on the Company of the sharing of such information; and (ii) participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) such action is necessary in order for the directors to comply with their fiduciary duties under applicable Law.

(c) Notice. The Company shall promptly (and, in any event, within 24 hours) notify Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(d) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, joint venture, agreement for a mobile virtual network operator that would utilize a major portion of the Company’s network, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries and (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 15% or more of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries) of the Company, in each case, other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal by a third party or group (as defined in or under Section 13 of the Exchange Act) that would result in such third party or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company, or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries) of the Company, that the board of directors of the Company has determined in good faith, after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation, taking into account all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal, the likelihood of the proposal being consummated in accordance with its terms and the timing of such consummation, that, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2(f)).

(e) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 6.2(f), the board of directors of the Company and each committee of the board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation; (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; and (iii) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement.

(f) Fiduciary Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, the board of directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made after the date of this Agreement that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if the board of directors of the Company determines in good faith, after consultation with outside counsel and an independent financial advisor of nationally recognized reputation, that (i) such offer constitutes a Superior Proposal or (ii) a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by nor was reasonably foreseeable to the board of directors of the Company as of the date of this Agreement and is materially more favorable to the recurring financial condition of the Company and its Subsidiaries, taken as a whole, other than (A) developments or changes in the industries in which the Company and its Subsidiaries operate, (B) changes in the market price or trading volume of the Shares, (C) the timing of any Regulatory Approval, (D) an Acquisition Proposal or (E) the fact that, in and of itself, the Company exceeds internal or published projections (an “Intervening Event”) and (iii) the Company determines in good faith, after consultation with outside counsel and an independent financial advisor of nationally recognized reputation, that such action is necessary in order for the directors to comply with their fiduciary duties under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least four (4) business days following Parent’s receipt of written notice from the Company advising that management of the Company currently intends to recommend to its board of directors that it make a Change of Recommendation and (x) all information required to be provided under Section 6.2(c) and (y) in the case of a Change of Recommendation relating to an Intervening Event, all material information related thereto. After providing such notice and prior to effecting such Change of Recommendation, (i) the Company shall, throughout such four (4) business day period, negotiate in good faith with Parent with respect to any revisions to the terms of the transaction contemplated by the Agreement proposed by Parent in response to a Superior Proposal or Intervening Event, and (ii) in determining whether to make a Change of Recommendation in response to a Superior Proposal or Intervening Event, the board of directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2(f), including with respect to the notice period referred to in this Section 6.2(f), except that the four (4) business day period shall be three (3) business days for such purposes.

(g) Limits on Release of Standstill and Confidentiality. From the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action is necessary in order for the directors to comply with their fiduciary duties under applicable Law.

(h) Compliance with Certain Laws. Nothing contained in this Agreement shall prevent the Company or the board of directors of the Company from taking actions to the extent required by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with respect to an Acquisition Proposal; provided that (a) such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement and (b) in no event shall the Company take, or agree or resolve to take, any action other than in compliance with this Section 6.2.

6.3. Proxy Filing; Information Supplied. The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, and in any event within ten (10) business days after the date of this Agreement, a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees, as to itself and its Subsidiaries, that (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.4. Stockholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the execution of this Agreement, and in any event no later than forty-five (45) days after (a) the tenth (10th) calendar day after the preliminary Proxy Statement has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Proxy Statement or (b) if the SEC has by such date informed the Company that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement; provided, that the date of the Stockholders Meeting may be delayed for a reasonable period (not to exceed ten (10) days) to the extent required by Law, to consider and vote upon the adoption of this Agreement, and shall not postpone, recess or adjourn such meeting except to the extent required by Law or, if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) and voting to adopt this Agreement or to constitute a quorum necessary to conduct the business of the Stockholders Meeting. The board of directors of the Company shall take all lawful action to solicit such adoption of this Agreement and, subject to Section 6.2(f), shall recommend such adoption. In the event that subsequent to the date of this Agreement, the board of directors of the Company makes a Change of Recommendation, the Company nevertheless shall continue to solicit proxies and submit this Agreement to the holders of the Shares for adoption at the Stockholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting.

6.5. Filings; Other Actions; Notification.

(a) Proxy Statement. The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the date the SEC staff advises that it has no further comments thereon or that pursuant to the Exchange Act the Company may commence mailing the Proxy Statement.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than twenty (20) days after the date of this Agreement, all applications required to be filed with the FCC and the notification and report form required under the HSR Act; provided, however, that the failure to file within such twenty (20) day period will not constitute a breach of this Agreement so long as the filing is made as promptly as practicable thereafter) and responding as soon as reasonably practicable to any additional requests for information or documentary material from the FCC, the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or any other Governmental Entity and (ii) subject to the foregoing, obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits, clearances and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Agreement, including this Section 6.5, shall require, or be construed to require, Parent to (i) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or any of its Affiliates (other than those of the Surviving Corporation and its Subsidiaries to the extent set forth in clauses (ii) or (iv)), (ii) consent to, or agree to, any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company or any of its Subsidiaries of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company or any of its Subsidiaries to take any of the foregoing actions, (iii) proffer to, or agree to, any changes (including through a licensing arrangement), restriction or condition on, or other impairment of Parent’s or any of its Subsidiaries’ (excluding the Surviving Corporation’s and its Subsidiaries’) ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interests therein referred to in (i) or (ii) above or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, or (iv) proffer to, or agree to, any change (including through a licensing arrangement), restriction or condition on, or other impairment of the Company’s or any of its Subsidiaries’ ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interests therein referred to in (i) or (ii) above unless in the case of clauses (ii) and (iv) such requirements would not individually or in the aggregate reasonably be likely to have a Material Adverse Effect (it being understood that for these purposes, Material Adverse Effect shall be read without the provisos set forth in the definition thereof) (any such requirement set forth in clauses (i), (ii), (iii), or (iv), subject in the case of clauses (ii) and (iv) to the immediately preceding terms with respect to Material Adverse Effect, an “Adverse Regulatory Condition”) and the Company shall not be permitted to take, or agree to, any of the actions set forth in the foregoing proviso without the prior written consent of Parent. Parent and the Company agree to take, in connection with obtaining any Regulatory Approval, all actions necessary with respect to the management, operation and ownership of the License, including any conditions or restrictions with respect to the identity, rights and powers of the Stockholders Representative. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(d) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company shall give prompt notice to Parent of any change, fact or condition that would reasonably be likely to result in a Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger. Neither the Company nor Parent shall or shall permit any of its officers or other representatives or agents to participate in any meeting or telephone call with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

6.6. Access and Reports. Subject to applicable Law, (a) upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records (including environmental, zoning and FCC License and Other Company License documents and information, and Representatives of the Company and its Subsidiaries who can respond knowledgeably to questions related thereto) and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, and (b) as soon as reasonably practicable but in no event later than thirty (30) days after the date of this Agreement, make available to Parent online or in physical format substantially all tower files and related Cell Site information (including substantially all information necessary for Parent to confirm compliance with respect to the businesses operated by the Company and its Subsidiaries with the FCC Rules and FAA Rules relating to towers); provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties, violate any applicable Laws or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the applicable Confidentiality Agreement.

6.7. Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date. The Surviving Corporation shall use its best efforts to cause the Shares to no longer be quoted on the NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

6.8. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9. Employee Benefits.

(a) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, the employees of the Company and its Subsidiaries (each a “Company Employee”) will be provided with (i) base compensation that is at least equal to the base compensation provided to the applicable Company Employee immediately prior to the Effective Time and (ii) annual cash incentive opportunities and employee benefits that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries immediately prior to the Effective Time. The Company shall, prior to the Effective Time, take such actions as may be necessary to terminate the Cricket severance plan (revised June 1, 2013) effective as of immediately prior to the Effective Time. Notwithstanding anything to the contrary set forth herein, pursuant to the applicable severance plan of Parent, Parent shall, or shall cause its applicable Subsidiary to, provide each Company Employee whose employment terminates during the one-year period following the Effective Time with severance payments and benefits at levels and amounts, and on terms and conditions, no less favorable than those set forth on Section 6.9(a) of the Company Disclosure Letter. Notwithstanding the foregoing, with respect to any Company Employee who becomes subject to a collective bargaining agreement after the Effective Time, all compensation and benefits treatment afforded to such Company Employee shall be provided only in accordance with the applicable collective bargaining agreement.

(b) Without limiting the generality of Section 6.9(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries to, honor all Benefit Plans listed on Section 6.9(b) of the Company Disclosure Letter in accordance with their terms as in effect immediately prior to the Effective Time.

(c) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its Subsidiaries following the Closing and in which any Company Employee participates (the “Parent Plans”), for purposes of the eligibility to participate, vesting requirements and benefit accrual for purposes of vacation, paid time off severance plans and rate of contribution or matching under any retirement plan only, each Company Employee’s service with the Company or its Subsidiaries (or predecessor employers for which Company or its Subsidiaries provide past service credit) shall be treated as service with Parent and/or any applicable Subsidiary of Parent; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits for the same period of service, for purposes of any frozen or discontinued Parent Plan or any frozen or discontinued portion of a Parent Plan or for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan. Parent shall cause (i) such service to apply for purposes of satisfying any waiting periods or evidence of insurability requirements and (ii) each Parent Plan to waive pre-existing condition limitations for employees (and their beneficiaries and covered dependents) participating in such plan to the extent waived or not applicable under the applicable Benefit Plan. Parent shall provide each Company Employee with credit, or a cash payment in lieu thereof, for any deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans of Parent that such Company Employees are eligible to participate in following the Effective Time. Notwithstanding the foregoing, if “hire date” is used to determine the particular Parent Plan in which a Company Employee would participate, if any, then “hire date,” solely for such purposes, shall be the Closing Date.

(d) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Benefit Plan, (ii) alter or limit the ability of Parent to amend, modify or terminate any Benefit Plan, Parent Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 6.9, (iv) obligate Parent, the Surviving Corporation or any of their Affiliates to (A) maintain any particular benefit plan or (B) retain the employment of any particular employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

(e) If requested by Parent in writing no later than thirty (30) days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan, prior to the Effective Time, the Company shall take such corporate action as is necessary to cause the Company’s 401(k) Plan to be terminated effective immediately prior to the Effective Time, subject to the consummation of the transactions contemplated by this Agreement and provided that, prior to the Effective Time, Parent takes all action as is necessary, including amendments to its 401(k) plan, to permit the Company Employees to roll any eligible rollover distributions (including loans) over into Parent’s 401(k) plan following the Effective Time and to commence participation in Parent’s 401(k) plan on the Closing Date.

6.10. Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and its certificate of incorporation or by-laws as in effect on the date of this Agreement to indemnify such Person and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification; and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the DGCL and the Company’s certificate of incorporation and by-laws shall be made by independent counsel selected by the Surviving Corporation.

(b) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure prejudices Parent or any of its Subsidiaries. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any fees and expenses of other counsel or any other expenses incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which present conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that the Surviving Corporation shall be obligated pursuant to this Section 6.11(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate with the Surviving Corporation in the defense of any such matter, and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided, further, that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.11(c) of the Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premium currently paid by the Company for such insurance; and, provided further that if the annual premium of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) Parent agrees to cause the Surviving Corporation to fulfill its obligations set forth in this Section 6.11. If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.12. Treatment of Convertible Notes.

(a) Prior to the Effective Time, the Company shall take all necessary actions in accordance with the terms of the Convertible Notes Indenture, including the giving of any notices that may be required in connection with any repurchases or conversions of Convertible Notes occurring as a result of the transactions contemplated by this Agreement constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the Convertible Notes Indenture, and delivery of any supplemental indentures, legal opinions, officers certificates or other documents or instruments required in connection with the consummation of the Merger.

(b) The Company shall ensure compliance with and discharge of the obligations of the Company and its Subsidiaries under the Convertible Notes Indenture in accordance with the terms thereof, including the provision that, at the Effective Time, each outstanding Convertible Note shall no longer be convertible into Shares and shall be convertible solely into the total Per Share Merger Consideration and other payments under this Agreement that the holder of such Convertible Note would have been entitled to receive pursuant to the Merger if such holder had converted such Convertible Note immediately prior to the Effective Time.

(c) Upon the written request of Parent, the Company shall execute and deliver, or cause to be executed and delivered, at the Closing, any other supplemental indentures, legal opinions, officers certificates or other documents or instruments (in form and substance reasonably acceptable to the Company) required for the due assumption of the Company’s outstanding debt, guarantees, securities and other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

6.13. Parent Vote. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Merger Sub beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption and approval of this Agreement at any meeting of stockholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either the Company or Merger Sub by consent in lieu of a meeting).

6.14. Regulatory Status.

(a) The Company and each of its Subsidiaries agrees to use commercially reasonable efforts to (i) cure no later than the Effective Time any violations and defaults by any of them under any applicable FCC Rules and FAA Rules, (ii) substantially comply with the terms of any FCC Licenses, the FCC Rules and the FAA Rules, (iii) file or cause to be filed with the FCC and the FAA all reports and other filings required to be filed by the Company under applicable FCC Rules and FAA Rules and (iv) take all reasonable actions requested in writing by Parent on or before the Closing Date (provided that no such action shall be required if it would require the Company or any of its Subsidiaries to take or refrain from taking any action or to agree to any restriction or condition with respect to any of their respective assets or operations, in each case that would take effect prior to the Effective Time) for each of them to be in compliance upon the consummation of the Closing with the provisions of Sections 271 and 272 of the Communications Act (including any orders issued by the FCC interpreting or implementing such provisions).

(b) During the period from the date of this Agreement to the Closing, the Company and its Subsidiaries shall use their reasonable best efforts to (i) take all actions reasonably necessary to maintain and preserve the FCC Licenses and Other Company Licenses and (ii) refrain from taking any action that would reasonably be expected to cause the FCC or any other Governmental Entities with jurisdiction over the Company or any of its Subsidiaries to institute proceedings for the suspension, revocation or adverse modification of any FCC Licenses or Other Company Licenses.

6.15. Potential Sale of Interests.

(a) Between the date of this Agreement and the Effective Time, to the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent to facilitate the disposition immediately prior to, at or after the Effective Time of certain assets or ownership interests held by the Company or any of its Subsidiaries (such assets or interests being “Potential Sale Interest”). To the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to (a) permit Persons whom Parent identifies to the Company as potential purchasers of a Potential Sale Interest to conduct (and cooperate with such Persons’) reasonable investigations with respect to such Potential Sale Interest (provided that any such Person executes and delivers to the Company a confidentiality agreement containing customary terms), (b) comply with any applicable right of first refusal, right of first offer, right of approval or similar provisions that may be applicable to a proposed transfer of a Potential Sale Interest, (c) deliver such notices, make such filings and execute such Contracts relating to the disposition of Potential Sale Interests as may be reasonably requested by Parent and (d) reasonably assist Parent in connection with any process undertaken by Parent to dispose of any Potential Sale Interest, including by entering into confidentiality agreements on customary terms; provided that neither the Company nor any of its Subsidiaries shall be required to execute any such Contract under which the Company or any of its Subsidiaries may be required to dispose of any Potential Sale Interest other than immediately prior to, at or after the Effective Time, or to agree to restrictions on their businesses or operations, or payment of money or other consideration, prior to the Effective Time. Parent shall be permitted to identify potential purchasers of Potential Sale Interests and negotiate any Contracts with respect to dispositions of Potential Sale Interests; provided that the Company may (and, to the extent reasonably requested by Parent, shall) participate in such negotiations. If the Effective Time does not occur, Parent shall reimburse the Company for the reasonable, documented out of pocket fees and expenses of the Company and its Subsidiaries expended in complying with this Section 6.15(a).

(b) The Company shall use its reasonable best efforts to dispose of its and its Subsidiaries’ interests in PRWireless, LLC and Flat Wireless, LLC promptly following the date of this Agreement. Such dispositions shall be on commercially reasonable terms. The Company shall keep Parent reasonably apprised of the disposal process and the Company shall consider in good faith Parent’s views as to the disposal process. Notwithstanding anything in this agreement, the Company and its Subsidiaries’ interest in PRWireless, LLC and Flat Wireless, LLC shall not be considered Potential Sale Interests.

6.16. CVR Arrangements.

(a) Licenseco. As promptly as practicable after the date of this Agreement, the Company shall form a wholly-owned subsidiary (“Licenseco”), which shall be a corporation and shall have organizational documents that are identical to the organizational documents of Merger Sub, other than for ministerial differences. Prior to the Effective Time, the Company shall contribute to Licenseco the license granted by the FCC having the call sign WQJQ707 (the “License”) and shall obtain all necessary approvals from Governmental Entities to do so, including effectuation of the CVR Agreement, as promptly as practicable after the date of this Agreement.

(b) Appointment of Stockholders’ Representative. For purposes of (i) negotiating and settling matters with respect to the Contingent Value Rights and (ii) taking any and all actions necessary or appropriate in the judgment of the Stockholders’ Representative on behalf of the holders of Contingent Value Rights in connection with this Agreement (as it relates to Contingent Value Rights) and the CVR Agreement (including engaging counsel, accountants or other advisors and executing any agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the foregoing, in each case to the extent permitted by the CVR Agreement), the Stockholders’ Representative is hereby appointed, authorized and empowered to be the exclusive representative, agent and attorney-in-fact of the holders of Contingent Value Rights, with full power of substitution, to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consent on behalf of and as agent for the holders of the Contingent Value Rights at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement (as it relates to the Contingent Value Rights) and the CVR Agreement, and to facilitate the consummation of the transactions contemplated hereby (as it relates to the Contingent Value Rights) and thereby. By executing this Agreement, the Stockholders’ Representative accepts such appointment, authority and power. Without limiting the generality of the foregoing, the Stockholders’ Representative shall have the power to take any of the following actions on behalf of the holders of the Contingent Value Rights: to give and receive notices, communications and consents under this Agreement (as it relates to the Contingent Value Rights) and the CVR Agreement on behalf of the holders of Contingent Value Rights; to negotiate, enter into settlements and compromises of, resolve and comply with Law and other orders or awards of third-party intermediaries with respect to any disputes arising under the CVR Agreement; and to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholders’ Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Section 6.16, in each case except as limited by the CVR Agreement. The Company shall cause the Stockholders’ Representative to take all actions with respect to the Stockholders’ Representative necessary to permit the transactions contemplated hereby to be consummated as promptly as practicable after the date of this Agreement, including making and obtaining all Regulatory Approvals.

(c) Authority. The adoption of this Agreement by the Requisite Company Vote shall constitute the appointment of the Stockholders’ Representative and ratification of the Stockholders’ Representative authority by each stockholder and future holder of Contingent Value Rights and such appointment is coupled with an interest and may not be revoked in whole or in part (including upon the death or incapacity of any stockholder). Such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each stockholder and holder of Contingent Value Rights. All decisions of the Stockholders’ Representative shall be final and binding on all of the holders of Contingent Value Rights, and no holder of Contingent Value Rights, shall have the right to object, dissent, protest or otherwise contest the same. Parent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Stockholders’ Representative and any document executed by the Stockholders’ Representative on behalf of any holder of Contingent Value Rights and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon by Parent absent willful misconduct by Parent. The Stockholders’ Representative shall not be responsible for any loss suffered by, or liability of any kind to, the stockholders or holders of Contingent Value Rights arising out of any act done or omitted by the Stockholders’ Representative in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder or otherwise in connection with this Agreement.

(d) Execution of CVR Agreement. At or prior to the Closing, the Company shall, and shall cause the Stockholders’ Representative to, execute and deliver to Parent the CVR Agreement. If the Stockholders’ Representative shall fail to execute and deliver to Parent any such documents, then the Company shall cause the

Stockholders’ Representative to be removed and shall appoint a successor Stockholders’ Representative. At or prior to the Closing, Parent shall execute and deliver the CVR Agreement to the Company and the Stockholders’ Representative.

(e) Registration of Contingent Value Rights. Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement attached hereto as Exhibit B, as necessary to ensure that the Contingent Value Rights are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

6.17. Certain Contracts. If Parent requests in writing, Parent and the Company shall cooperate and use their commercially reasonable efforts to cause one or more of the Contracts listed on Section 6.17 of the Company Disclosure Letter to be amended or terminated effective as of the Effective Time. If Parent makes such request, Parent will discuss with the applicable vendor taking necessary actions to combine the rights and obligations in the Company’s Contract with such vendor with Parent’s (or its Affiliates’) rights and obligations under their analogous contract, agreement or understanding with the vendor and Company will execute amendments to its or its Affiliate’s contract with such vendor, such amendments to be effective as of the Effective Time.

6.18. Control of Operations. Nothing contained in this Agreement shall be deemed to give Parent or the Company, directly or indirectly, the right to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

6.19. Other Actions by the Company.

(a) Rights. Prior to the Effective Time, the board of directors of the Company shall take all necessary action to cause the Rights to cease to be outstanding as of the Effective Time and to terminate the Rights Agreement, effective immediately as of the Effective Time, without payment of any consideration in respect thereof.

(b) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(c) Section 16 Matters. The Board of Directors of the Company shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII

CONDITIONS

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote.

(b) HSR. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) FCC. All required consents of the FCC to the transactions contemplated by this Agreement shall have been obtained (the “FCC Consent”).

(d) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(h)(i) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (ii) the representations and warranties of the Company set forth in Section 5.1(b) (Capital Structure), 5.1(c) (Corporate Authority; Approval and Fairness), 5.1(e)(iv) (Company Reports; Financial Statements), 5.1(o) (Takeover Statutes) and 5.1(t) (Rights Agreement) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; and (iii) the representations and warranties of the Company set forth in this Agreement (other than those set forth in clauses (i) and (ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(iii) shall be deemed to have been satisfied unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or would reasonably be likely to have a Material Adverse Effect (without giving effect to any “Material Adverse Effect”, “materiality” or similar qualifications contained therein); and (iv) Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Restraints. There shall not be instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking (i) an Order or (ii) except as where the relief sought or expected to be obtained would not, individually or the aggregate, reasonably be expected to result in an Adverse Regulatory Condition, to (A) prohibit, limit, restrain or impair Parent’s ability to own or operate or to retain or change all or any portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or its Subsidiaries or other Affiliates from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or its Subsidiaries (including by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (B) prohibit or limit Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing.

(d) Regulatory Approvals. The FCC Consent shall have been obtained by Final Order. All Other Regulatory Approvals shall have been made or obtained (as the case may be). All Regulatory Approvals that have been made or obtained shall have been made or obtained (as the case may be) without the imposition, individually or in the aggregate, of any Adverse Regulatory Condition, other than any Adverse Regulatory Condition agreed to specifically in writing by Parent in connection with the Merger and the other transactions contemplated by this Agreement, it being understood that no Order of a Governmental Entity shall be deemed to constitute such a writing. For purposes of this Agreement, (i) “Final Order” means an action or decision that has been granted as to which (A) no request for a stay or any similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such a request that may be designated by statute or regulation has passed; (B) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed; (C) no Governmental Entity has undertaken to reconsider the action on its own motion and the time within which it may effect such reconsideration has passed; and (D) no appeal is pending (including other administrative or judicial review) or in effect and any deadline for filing any such appeal that may be specified by statute or rule has passed; provided that, in any such case under (A), (B), (C) or (D), such circumstance could reasonably be expected to result in vacating, reversing, setting aside, annulling, suspending or modifying such action or decision (in the case of any modification in a manner that would impose any term, condition or consequence that would, individually or in the aggregate, reasonably be likely to have or result in an Adverse Regulatory Condition); (ii) “Other Regulatory Approvals” means (A) the notices and/or filings listed set forth on Section 5.2(c)(i)(D) of the Parent Disclosure Letter and (B) all Regulatory Approvals (other than those contemplated by Section 7.1(b) or Section 7.1(c)), other than notices, reports and other filings, the failure of which to make or obtain would not reasonably be likely to have, individually or in the aggregate, (1) a Material Adverse Effect (without regard to the exceptions listed in clauses (A) through (F) of the definition of Material Adverse Effect) or (2) an adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries (other than the Company and its Subsidiaries); and (iii) “Regulatory Approvals” means all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with this Agreement and the consummation of the transactions contemplated by this Agreement.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or would reasonably be likely to have, a Material Adverse Effect.

(f) Sale of Interests. The Company shall have consummated the sales of its ownership interests in PRWireless, LLC and Flat Wireless, LLC.

(g) Contingent Value Rights. The Company and the Stockholders Representative shall have executed and delivered to Parent and Merger Sub the CVR Agreement. No filings and/or notices shall be required to be made and no consents, registrations, approvals, permits or authorizations shall be required to be obtained under any federal or state securities or “blue sky” laws by the Company, Parent or Merger Sub with respect to the Contingent Value Rights that have not been made or obtained.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

(c) Contingent Value Rights. Parent shall have executed and delivered to the Company the CVR Agreement. No filings and/or notices shall be required to be made and no consents, registrations, approvals, permits or authorizations shall be required to be obtained under any federal or state securities or “blue sky” laws by the Company, Parent or Merger Sub with respect to the Contingent Value Rights that have not been made or obtained.

7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.2(a), (b), (c), (d) or (e), as the case may be, to be satisfied if such failure was caused by such party’s breach of any covenant contained in this Agreement.

ARTICLE VIII

TERMINATION

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated by written notice and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a) the Merger shall not have been consummated by July 11, 2014 (as may be extended, the “Termination Date”), except that if, as of the business day preceding the Termination Date (without any extension thereto), the conditions set forth in any of Section 7.1(b), 7.1(c) or 7.2(d) have not been satisfied or waived, then either Parent or the Company may by written notice extend the Termination Date to January 11, 2015;

(b) the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment, recess or postponement of the Stockholders Meeting in accordance with this Agreement at which a vote on the adoption of this Agreement was taken; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a)).

8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) the Termination Date.

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) the board of directors of the Company shall have (i) failed to include the Company Recommendation in the Proxy Statement or (ii) made a Change of Recommendation;

(b) at any time following receipt of an Acquisition Proposal, the board of directors of the Company shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within six (6) business days after receipt of any written request to do so from Parent);

(c) a tender offer or exchange offer for outstanding Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (i) the day prior to the date of the Stockholders Meeting or the day prior to the date of any adjournment, recess or postponement of the Stockholders Meeting, as the case may be, and (ii) eleven (11) business days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the board of directors of the Company fails to recommend unequivocally against acceptance of such offer; or

(d) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the Termination Date.

8.5. Effect of Termination and Abandonment

(a) Except as provided in Section 8.5(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this

Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any material breach of this Agreement and (ii) the provisions set forth in the last sentence of Section 6.15(a), this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that:

(i) (A) this Agreement is terminated (1) by either the Company or Parent pursuant to Section 8.2(a) or Section 8.2(b), or (2) by Parent pursuant to Section 8.4(d), (B) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification (x) at least thirty (30) business days prior to the date of termination, with respect to any termination pursuant to Section 8.2(a), and (y) at least ten (10) business days prior to the date of the Stockholders Meeting, with respect to termination pursuant to Section 8.2(b)), and (C) within twelve (12) months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal (substituting “50%” for “15%” in the definition of “Acquisition Proposal”) or (2) there shall have been consummated an Acquisition Proposal; provided that for purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement (other than a confidentiality agreement) with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates;

(ii) this Agreement is terminated by Parent pursuant to Section 8.4 (other than pursuant to Section 8.4(d)); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.2(b) and, on or prior to the date of the Stockholders Meeting, any event giving rise to Parent’s right to terminate pursuant to Section 8.4 (other than pursuant to Section 8.4(d)) shall have occurred.

then the Company shall promptly, but in no event later than two (2) business days after the date of such termination, pay Parent the applicable Termination Fee, payable by wire transfer of same day funds. As used in this Agreement, “Termination Fee” means $46,300,000; provided, however, that in the event this Agreement is terminated pursuant to Section 8.2(b) or Section 8.4(a), in each case following a Change of Recommendation relating to an Intervening Event, Termination Fee shall mean $71,245,000.

(c) In the event that (i) (x) this Agreement is terminated pursuant to Section 8.2(a), Section 8.2(c) or Section 8.3 due, in the case of Section 8.3 only, to a breach that materially contributed to the failure of the conditions in Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.2(c) or Section 7.2(d) to be satisfied at the time of such termination or (y) at the time this Agreement is terminated pursuant to any other Section, the Company had a right to terminate this Agreement pursuant to Section 8.2(a), Section 8.2(c) or Section 8.3 due, in the case of Section 8.3 only, to a breach that materially contributed to the failure of the conditions in Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.2(c) or Section 7.2(d) to be satisfied (ii) at the time of such termination, one or more of the conditions in Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.2(c) or Section 7.2(d) has not been satisfied or waived in writing, (iii) at the time of such termination, Parent shall not have the right to terminate this Agreement pursuant to Section 8.2(b) or Section 8.4 (other than Section 8.4(d)), and (iv) the Company shall not have breached the obligations required to be performed by it under Section 6.2(a), Section 6.3 or Section 6.4 in a manner that materially contributed to Stockholders Meeting not having been convened as required by Section 6.4 and the Company’s breach of this Agreement shall not have materially contributed to the failure of the conditions in any of Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.2(c) or Section 7.2(d) to be satisfied, then: (A) upon the written request of the Company delivered to Parent within thirty (30) days after such termination, Parent shall, within five (5) business days after receiving such request, cause AT&T Mobility LLC to enter into a domestic LTE roaming agreement with Cricket substantially in the form set forth in Exhibit C (the “Roaming Agreement”), (B) if Cricket enters into the Roaming Agreement, and Parent so requests in writing within thirty (30) days following such entry, the Company shall cause Cricket and Cricket License Company, LLC to enter into a license purchase agreement with Parent substantially in the form set forth in Exhibit D-1 (the “License Purchase Agreement”), providing for the purchase by Parent of the assets on Exhibit D-2 (all assets set forth on Exhibit D-2, the “Specified Assets”) for the “call” purchase price set forth on Exhibit D-2 and (C) to the extent Parent does not request entry by the Company into a License Purchase Agreement with respect to of the Specified Assets, then, if requested by the Company in writing within sixty (60) days following the expiration of the thirty (30) day period set forth in the preceding clause (B), Parent shall enter into a License Purchase Agreement with respect to the Specified Assets, which License Purchase Agreement providing for the purchase by Parent of such Specified Assets for the “put” purchase price set forth on Exhibit D-2. If a sale of any Specified Assets to Parent is consummated pursuant to the terms of a License Purchase Agreement, upon consummation of such sale Parent and Cricket shall enter into a short term spectrum manager lease agreement in respect of the transferred Specified Assets substantially in the form set forth in Exhibit E.

(d) The Company and Parent each acknowledge that the agreements contained in Section 8.5(b) and 8.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) or Parent fails to perform its obligations set forth in Section 8.5(c), and, in order to obtain such payment or performance, Parent or Merger Sub, or the Company, as applicable, commences a suit that results in a judgment against the Company or Parent, respectively, for the fee set forth in Section 8.5(b) or any portion of such fee, or performance of the obligations set forth in Section 8.5(c), the Company shall pay to Parent or Merger Sub (in the case of Section 8.5(b)), or Parent shall pay to the Company (in the case of Section 8.5(c)), its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article III, Article IV and Sections 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreements shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

AT&T Inc.

One AT&T Plaza

208 South Akard Street, Suite 3702

Dallas, Texas 75202

Attention: D. Wayne Watts

Fax: (214) 746-2103

with a copy to

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Eric M. Krautheimer

Fax: (310) 712-8800

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Joseph B. Frumkin

Fax: (212) 558-3588

If to the Company:

Leap Wireless International, Inc.

5887 Copley Drive

San Diego, California 92111

Attention: Chief Legal Officer

Fax: (858) 882-6080

with a copy to

Wachtell, Lipton, Rosen & Katz

51 West 52nd St.

New York, NY 10019

Attention: David E. Shapiro

Gordon S. Moodie

Fax: (212) 403-2000

If to the Stockholders’ Representative:

Laser, Inc.

c/o Leap Wireless International, Inc.

5887 Copley Drive

San Diego, California 92111

Attention: Chief Legal Officer

Fax: (858) 882-6080

with a copy to

Wachtell, Lipton, Rosen & Katz

51 West 52nd St.

New York, NY 10019

Attention: David E. Shapiro

Gordon S. Moodie

Fax: (212) 403-2000

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Non-Disclosure Agreement, dated June 7, 2013, between AT&T Services, Inc., the Company and Cricket and the Clean Team Confidentiality Agreement, dated as of June 13, 2013, between AT&T Services, Inc. and the Company (collectively, the “Confidentiality Agreements”), constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

9.8. No Third Party Beneficiaries. Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company against liability for any such Taxes.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) The Company has or may have set forth information in the Company Disclosure Letter in a section of the Company Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13. Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

LEAP WIRELESS INTERNATIONAL, INC.

By:	/s/ S. Douglas Hutcheson
	Name:	S. Douglas Hutcheson
	Title:	Chief Executive Officer

AT&T INC.

By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	Senior Vice President - Corporate Development

MARINER ACQUISITION SUB INC.

By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	President

LASER, INC.

By:	/s/ Robert J. Irving, Jr.
	Name:	Robert J. Irving, Jr.
	Title:	Secretary

July 12, 2013

AT&T Inc.

One AT&T Plaza

208 South Akard Street, Suite 3702

Dallas, Texas 75202

Ladies and Gentlemen:

Each of the stockholders listed on Schedule I to this letter agreement (individually, a “Stockholder” and, together, the “Stockholders”) understands that Leap Wireless International, Inc., a Delaware corporation (the “Company”), AT&T Inc., a Delaware corporation (“Parent”), Laser, Inc., a Delaware Corporation and Mariner Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of July 12, 2013 (as it may be from time to time amended, the “Merger Agreement”), providing for, among other things, a merger of Merger Sub with and into the Company (the “Merger”), in which each of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) (other than Excluded Shares) will be cancelled and converted into the right to receive the Per Share Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

Each of the Stockholders acknowledges that, as a condition to entering into the Merger Agreement, Parent has required that each of the Stockholders enter into this letter agreement and, in order to induce Parent to enter into the Merger Agreement and incur the obligations set forth therein, each of the Stockholders is willing to enter into this letter agreement.

Each of the Stockholders confirms such Stockholder’s agreement with Parent, and Parent confirms its agreement with each of the Stockholders, as follows:

1. Each of the Stockholders represents and warrants that Schedule I to this letter agreement sets forth the number of shares of Company Common Stock (the “Shares”) of which such Stockholder is the beneficial owner as of the date of this letter agreement and separately sets forth the number of Shares that are owned of record and the Shares over which it has voting control as of the date of this letter agreement. Other than 23,593,905 Shares which are held in brokerage accounts (for which it maintains the right to vote) and which are subject only to customary liens pursuant to the terms of the applicable custody agreement generally applicable to all assets of the Stockholders held in brokerage accounts, all shares of Company Common Stock are owned by the Stockholders free and clear of all Encumbrances, voting arrangements and commitments of every kind. Each Stockholder further represents and warrants that such Stockholder has the power to vote or direct the vote of all shares of Company Common Stock owned by it of record or beneficially without restriction and that any proxies that have been given in respect of any or all of such shares have been revoked. In addition, Dr. Rachesky represents and warrants that he controls each of the Stockholders. Each of the Stockholders will use its best efforts to have all of its Shares converted to certificated form as soon as reasonably practicable and in any event prior to the record date for the Stockholders Meeting. No Stockholder has any knowledge of any matter that would prevent this from being accomplished. The Company shall cooperate with the Stockholders and provide such assistance as is necessary to accomplish the foregoing. Without limiting the foregoing, each of the Stockholders and the Company agrees to contact the transfer agent for the shares of Company Common Stock as soon as practicable and no later than the open of business on the first Business Day after the date of this letter agreement to request that all of the Stockholders’ Shares be converted to certificated form and to take such other actions as may be necessary or desirable to minimize any adverse impact on the voting arrangements hereunder arising by virtue of the fact that the Stockholders’ shares of Company Common Stock are held in brokerage accounts instead of directly by the Stockholders. If, notwithstanding the foregoing, there are Shares which do not become certificated whether or not such Shares are collateral for loans, there cannot be absolute assurance that each and every Share will be voted as directed by a Stockholder given the proration practices by broker-dealers. Thus, all agreements herein with respect to the voting of all Shares owned by all Stockholders are subject to the understanding contained in the preceding sentence; provided, however, that the Stockholders will use their reasonable best efforts to ensure that they are voted in the manner otherwise required hereunder.

2. At every meeting of the stockholders of the Company called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, each Stockholder agrees to vote, or cause to be voted, such Stockholder’s shares of Company Common Stock owned beneficially or of record and at such time over which it has voting control to be voted in favor (a) of (i) adoption of the Merger Agreement and (ii) any other matter that is required to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Acquisition Proposal, (iii) any Alternative Acquisition Agreement, and (iv) to the extent that any of the following actions require a stockholder vote pursuant to applicable Law, any proposal, transaction, agreement, amendment of the Company’s certificate of incorporation or by-laws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger or that Parent has advised it in writing at least three Business Days prior to a vote, would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement or facilitate an Acquisition Proposal or an Alternative Acquisition Agreement and (c) as directed by Parent with respect to any postponement, recess, adjournment or other procedural matter. Any such vote shall be cast (or consent shall be given) by such Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Each Stockholder understands and agrees that, by voting its shares in favor of the adoption of the Merger Agreement, it hereby irrevocably and unconditionally waives, and agrees not to exercise any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that such Stockholder may directly or indirectly have by virtue of the ownership of any shares of Company Common Stock.

3. Each Stockholder hereby revokes any and all previous proxies granted with respect to its Shares. By entering into this letter agreement, subject to the last sentence of this paragraph 3, each Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a proxy appointing Wayne Watts and John Stephens, and each of them, but each with full power of substitution, as such Stockholder’s attorney-in-fact and proxy, for and in such Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the shares of Company Common Stock owned of record or beneficially by it in the manner contemplated by paragraph 2 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the shares of Company Common Stock. The proxy granted by each Stockholder pursuant to this paragraph 3 is, subject to the last sentence of this paragraph 3, irrevocable and is coupled with an interest, in accordance with Section 212(e) of the DGCL, and is granted in order to secure such Stockholder’s performance under this letter agreement and also in consideration of Parent entering into this letter agreement and the Merger Agreement and incurring the obligations therein. If any Stockholder fails for any reason to be counted as present, consent or vote its shares of Company Common Stock in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then Parent shall have the right to cause to be present, consent or vote such Stockholder’s shares of Company Common Stock in accordance with the provisions of paragraph 2. The proxy granted by the Stockholder shall be automatically revoked upon termination of this letter agreement in accordance with its terms.

4. Subject to the provisions of paragraph 8, each Stockholder agrees that such Stockholder will not, and will cause its respective Representatives not to, directly or indirectly, (a) solicit, initiate, knowingly encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or any Alternative Acquisition Agreement, (b) participate in any discussions or negotiations with any Person regarding, or provide to any Person any nonpublic information or data concerning the Company or any of its Subsidiaries in connection with, any Acquisition Proposal or potential Acquisition Proposal or any Alternative Acquisition Agreement or in response to any inquiries or proposals that could reasonably be expected to lead to any Acquisition Proposal or Alternative Acquisition Agreement, or (c) otherwise knowingly facilitate any effort or attempt to make any Acquisition Proposal or enter into any Alternative Acquisition Agreement. Each Stockholder shall immediately terminate, and shall cause its respective Representatives to immediately terminate, all discussions or negotiations, if any, that are ongoing as of the date hereof with any Person with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal.

5. Each Stockholder represents and warrants (a) that such Stockholder has duly authorized, executed and delivered this letter agreement and has all necessary power and authority and full legal capacity to enter into this letter agreement; and (b) that, assuming the due authorization, execution and delivery of this letter agreement by Parent, this letter agreement is such Stockholder’s legal, valid and binding agreement and is enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity.

6. Each Stockholder further represents and warrants that the execution and delivery of this letter agreement by such Stockholder do not, and the performance of its obligations under this letter agreement and the consummation of the transactions to be consummated by it as contemplated hereby will not, (a) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Stockholder of which it is aware or by which its Shares are bound or affected, (b) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares are bound or affected, or (c) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not to its knowledge prevent, impair, delay or adversely affect the performance by such Stockholder of its obligations under this letter agreement.

7. This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver would (1) reduce the amount or change the form or composition of the Per Share Merger Consideration payable in the Merger, (2) extend the Termination Date (other than pursuant to Section 8.2(a) of the Merger Agreement) or (3) materially and adversely impact any Stockholder in its capacity as such; provided, however, that (i) paragraphs 11, 12, 13 and 16 and hereof shall survive any such termination and (ii) such termination shall not relieve any party of any obligation for any breach of this letter agreement occurring prior to such termination.

8. Each Stockholder is entering into this letter agreement solely in its capacity as record or beneficial owner of such Stockholder’s Shares and nothing herein is intended to or shall limit or affect any actions taken by such Stockholder or any employee, officer, director, partner or other affiliate (including, for this purpose, any appointee or representative of such Stockholder to the board of directors of the Company) of such Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company’s stockholders.

9. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Merger, including the Proxy Statement, such Stockholder’s identity and ownership of the shares of Company Common Stock that are subject to this letter agreement and the nature of such Stockholder’s obligations under this letter agreement.

10. Each Stockholder agrees that, prior to the termination of this letter agreement, such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Stockholder of its obligations under this letter agreement other than to a de minimis extent. Each Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Parent to confirm and assure the rights and obligations set forth in this letter agreement.

11. THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties to this letter agreement hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this letter agreement and of the documents referred to in this letter agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this letter agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 13 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

12. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 12.

13. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, by email or overnight courier addressed, if to a Stockholder, to the address, facsimile number or email address, as applicable, set forth below its name in Schedule I hereto, and, if to Parent or the Company, in accordance with Section 9.6 of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission, if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); upon transmission, if sent by email on a business day prior to 5:00 p.m. (Pacific Time) and otherwise on the next business day (unless the sender receives a reply email indicating that the sent email was undeliverable, exceeded the memory or other limitations of the recipient’s inbox or otherwise could not be delivered to the recipient); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

14. This letter agreement shall not be assignable by operation of Law or otherwise. Any purported assignment in violation of this Agreement is void.

15. Each party to this letter agreement recognizes and acknowledges that a breach by it of any covenants or agreements contained in this letter agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each party agrees that in the event of any such breach, the aggrieved party shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any federal or state court located in the State of Delaware. In the event that Parent institutes any action, claim, complaint, lawsuit or proceeding pursuant to this paragraph 15, the successful party shall be entitled to receive the costs incurred thereby, including reasonable attorneys’ fees and expenses as may be determined by the court.

16. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.

17. From and after the date of this letter agreement until the Requisite Company Vote is obtained, each of the Stockholders agrees not to, or to permit any broker-dealer or other person to, transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber any of such Stockholder’s shares of Company Common Stock.

18. Parent acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares of any Stockholder. All rights, ownership and economic benefits of and relating to the Shares of any Stockholder shall remain vested in and belong to such Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Stockholder in the voting of any of such Stockholder’s Shares, except as otherwise expressly provided herein.

19. Each Stockholder and the Company agree that, when converted into certificated form, each certificate representing Shares owned, beneficially or of record, by such Stockholder shall conspicuously bear the following legend until such time the Shares represented thereby are no longer subject to the provisions hereof:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THE LETTER AGREEMENT, DATED AS OF JULY 12, 2013, AMONG THE COMPANY AND THE PARTIES THERETO INCLUDING THE VOTING AND TRANSFER RESTRICTIONS CONTAINED THEREIN.”

Please confirm that the foregoing correctly states the understanding between each Stockholder and you by signing and returning to us a counterpart hereof.

Very truly yours,

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its general partner

By:
Name:
Title:

MHR CAPITAL PARTNERS (100) LP

	By:	MHR Advisors LLC, its general partner

By:
Name:
Title:

MHR ADVISORS LLC

By:
Name:
Title:

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC, its general partner

By:
Name:
Title:

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its general partner

By:
Name:
Title:

MHR INSTITUTIONAL ADVISORS II LLC

By:
Name:
Title:

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its general partner

By:
Name:
Title:

MHR INSTITUTIONAL ADVISORS III LLC

By:
Name:
Title:

MHRC LLC

By:
Name:
Title:

MHRC II LLC

By:
Name:
Title:

MHR FUND MANAGEMENT LLC

By:
Name:
Title:

MHR HOLDINGS LLC

By:
Name:
Title:

MARK H. RACHESKY, M.D.

Confirmed as of the date first above written:

AT&T INC.

By:
Name:
Title

Confirmed as of the date first above written:

LEAP WIRELESS INTERNATIONAL INC.

By:
Name:
Title

SCHEDULE I

Stockholder Name and Address (1)	Shares Held Beneficially (2)	Shares Owned of Record		Shares Over Which Stockholder Has Voting Control	Shares in Margin Accounts and/or Are Collateral

MHR Capital Partners Master Account LP	353,420	353,420		353,420	353,420	(3)
MHR Capital Partners (100) LP	42,514	42,514		42,514	42,514	(3)
MHR Advisors LLC	395,934	0		395,934	0
MHR Institutional Partners II LP	3,340,378	3,340,378		3,340,378	3,340,378	(3)
MHR Institutional Partners IIA LP	8,415,428	8,415,428		8,415,428	8,415,428	(3)
MHR Institutional Advisors II LLC	11,755,806	0		11,755,806	0
MHR Institutional Partners III LP	11,382,129	11,382,129		11,382,129	11,382,129	(3)
MHR Institutional Advisors III LLC	11,382,129	0		11,382,129	0
MHRC LLC	395,934	0		395,934	0
MHRC II LLC	11,755,806	0		11,755,806	0
MHR Fund Management LLC	23,533,869	0		23,533,869	0
MHR Holdings LLC	23,533,869	0		23,533,869	0
Mark H. Rachesky, M.D.	23,598,857	64,988	(4)	23,598,857	60,036	(5)

(1)	The address for each Stockholder is 40 West 57th Street, 24th Floor New York, NY 10019. The facsimile number for each Stockholder is (212) 262-9356. The email address for each Stockholder is jyeung@mhrfund.com; copy to mrachesky@mhrfund.com.
(2)	Does not include securities or derivatives which are not Shares.
(3)	All of the Shares owned of record are held in accounts at Goldman Sachs, over which Goldman Sachs has a general lien, regardless of whether there are obligations currently owed to Goldman Sachs.
(4)	Represents 64,988 Shares directly owned by Dr. Rachesky, of which 60,036 are in his brokerage account and 4,952 are restricted shares not yet released to him but as to which he has the right to vote.
(5)	The 60,036 Shares in Dr. Rachesky’s brokerage account are also subject to a general lien in favor of the broker.

EXHIBIT B

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [                    ] (this “Agreement”), is entered into by and among AT&T Inc., a Delaware corporation (“Parent”), Leap Wireless International, Inc., a Delaware Corporation (the “Company”), Laser, Inc., a Delaware corporation, solely in its capacity as representative of the former holders of Shares (in such capacity, the “Stockholders’ Representative”), and [            ], as rights agent (the “Rights Agent”) and as initial CVR Registrar (as defined herein).

WITNESSETH:

WHEREAS, the Company, Parent, Mariner Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Stockholders’ Representative have entered into an Agreement and Plan of Merger (as the same may be amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of July 12, 2013, pursuant to which Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger, as a wholly-owned subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, Parent agreed to issue to (i) holders of record of shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) and (ii) certain holders of Company Options, Company Restricted Stock and Company Stock Units as provided by Section 4.3 of the Merger Agreement, contingent value rights (the “Contingent Value Rights”) as hereinafter described;

WHEREAS, each holder of Shares, and certain holders of Company Options, Company Restricted Stock and Company Stock Units, immediately prior to the Effective Time will receive, among other things, as merger consideration, the right to receive upon the Effective Time Contingent Value Rights in such amounts as set forth in Sections 4.1(a) and 4.3 of the Merger Agreement immediately prior to the Effective Time;

WHEREAS, prior to the Effective Time, the Company shall have contributed the License to Licenseco and obtained all necessary approvals from Governmental Entities to do so, including effectuation of this Agreement; and

WHEREAS, the Stockholders’ Representative will have the control over the License as set forth in this Agreement and will take efforts to maintain the License and eliminate interference to the License from other frequencies in a reasonable manner.

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

Section 1.1	Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Article I have the meanings assigned to them in this Article I, and include the plural as well as the singular;

(ii) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iii) unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa;

(iv) the term “Affiliate” when used with respect to the Company shall, after the Effective Time, include Parent and its Subsidiaries and Affiliates; and

(v) all references to “including” shall be deemed to mean including without limitation.

(b) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Agreement” has the meaning set forth in the Preamble.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Company” has the meaning set forth in the Preamble.

“Contingent Value End Date” shall mean the later of (x) the two-year anniversary of the Effective Time and (y) if the Sale Agreement is executed prior to the two-year anniversary of the Effective Time but has not closed, the earlier of (A) the date on which the Sale Agreement terminates or 30 days after the date of the closing under the Sale Agreement and (B) the three-year anniversary of the Effective Time, as extended pursuant to Section 4.4(a) if the Sale Date has occurred prior to such time.

“Contingent Value Rights” means the contingent value rights issued by Parent pursuant to the Merger Agreement and this Agreement.

“CVR Payment Amount” has the meaning set forth in Section 4.4(b).

“CVR Payment Date” has the meaning set forth in Section 4.4(a).

“CVR Register” has the meaning set forth in Section 4.3(b).

“CVR Registrar” has the meaning set forth in Section 4.3(b).

“Distributable Proceeds” means a sum equal to the difference between (x) the cash proceeds received by the Company or any of its Affiliates from the sale of the License or Licenseco or any Licenseco Entity and (y) all fees, expenses and other amounts incurred or spent by the Company and its Affiliates in accordance with this Agreement (A) after the Effective Time with respect to the License or Licenseco Entities (which the Operating Expense Amount and any Pre-Funded Amounts may be used to satisfy), including the Rights Agent Initial Payment, all Rights Agent Costs, fees and expenses paid to the Stockholders’ Representative or its legal or financial advisors in connection with the sale of the License and any amounts otherwise paid or incurred by the Stockholders’ Representative, any filing fees incurred by the Company and its Affiliates in connection with maintaining the License or the Licenseco Entities or in connection with the direct or indirect sale of the License, any amounts reasonably incurred following consultation with the Stockholders’ Representative by the Company and its Affiliates in connection with maintaining the License after the Effective Time or as required by Law, amounts paid to outside advisors previously approved by the Stockholders’ Representative in connection with the Contingent Value Rights after the Effective Time, the amounts reasonably incurred by Parent and its Affiliates after reasonable advance notice to the Stockholders’ Representative as expenses with respect to actions taken in connection with obtaining regulatory approval for the sale of the License and the Operating Expense Amount and Pre-Funded Amounts to the extent not refunded to the Company pursuant to Section 3.1(e) and (B) between the date of the Merger Agreement and the Effective Time with respect to the License, the establishment of Licenseco and the transfer of the License to it, the issuance of the Contingent Value Rights and any amounts otherwise paid by the Company or any of its Affiliates to, paid by or incurred by the Stockholders’ Representative. Distributable Proceeds shall be reduced by (i) an amount equal to the product of (A) (x) the excess of the cash proceeds directly or indirectly received by the Company or its Affiliates with respect to the License or Licenseco over (y) the tax basis of the License immediately prior to the Effective Time and without giving effect to any election under Section 338(g) of the Code made by Parent or any of its Affiliates and (B) an assumed tax rate of 38.5%, and (ii) the amount of unsatisfied contingent liabilities related to the License, Licenseco, the Sale Agreement or the transactions contemplated by this Agreement. Proceeds that were not “Distributable Proceeds” because of clause (ii) in the preceding sentence prior to the Contingent Value End Date shall become Distributable Proceeds promptly upon satisfaction or elimination of an unsatisfied contingent liability except to the extent used to satisfy the liability or to the extent of other unsatisfied contingent liabilities.

“Distributable Proceeds Notice” has the meaning set forth in Section 4.4(a).

“Effective Time” has the meaning set forth in the Recitals.

“Holder” means a Person in whose name a Contingent Value Right is registered in the CVR Register.

“Liability” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising.

“License” means the license granted by the Federal Communications Commission having the call sign WQJQ707.

“Licenseco” means [            ], a wholly-owned Subsidiary of the Company.

“Licenseco Entities” has the meaning specified in Section 2.1(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Operating Expense Amount” has the meaning set forth in Section 3.1(e).

“Parent” has the meaning set forth in the Preamble.

“Permitted Transfer” means: (i) the transfer (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the Contingent Value Rights are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

“Permitted Transferee” means a Person who receives a Contingent Value Right pursuant to a Permitted Transfer and otherwise in accordance with this Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Pre-Funded Amount” has the meaning set forth in Section 3.1(e).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rights Agent Costs” means the costs and expenses which the Rights Agent is entitled to be paid under Section 5.2 and the Rights Agent Fee.

“Rights Agent Fee” means the fee of the Rights Agent to act in such capacity pursuant to the terms of this Agreement as set forth on Schedule 1 hereto.

“Rights Agent Initial Payment” means the costs and expenses reasonably incurred and invoiced by the Rights Agent prior to the Effective Time in connection with the negotiation of this Agreement and any other reasonable costs and expenses incurred by the Rights Agent in connection herewith prior to the Effective Time.

“Sale Agreement” has the meaning set forth in Section 3.1(c).

“Sale Arrangements” means any letter of intent, memorandum, term sheet, contract, agreement or other arrangement providing for the negotiation, option to purchase or sale of the License.

“Sale Date” means the date on which the sale of the License (if such sale shall occur) shall close and the Company or one of its Subsidiaries shall receive the proceeds from such sale.

“Shares” has the meaning set forth in the Recitals.

“Stockholders’ Representative” has the meaning set forth in the Preamble.

“Tax” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Trustee” has the meaning set forth in Section 6.3(b).

ARTICLE II

OPERATION OF LICENSECO

Section 2.1	Operation of Licenseco.

From the Effective Time until the Sale Date:

(a) The Stockholders’ Representative shall have responsibility for maintaining the License and shall have the power to cause Licenseco to take such actions as shall be advisable to maintain such License and to eliminate interference to the License from other frequencies in a reasonable manner; provided, that notwithstanding anything to the contrary set forth herein, the Stockholders’ Representative shall not be permitted to take action that would result in any Liabilities to Licenseco and its Affiliates in excess of the aggregate amount set forth in Section 3.1(e), net of any amounts previously expended or committed. The Company shall provide reasonable assistance to Licenseco at the Stockholders’ Representative’s written request in connection with making such filings as shall be necessary to maintain the License and to eliminate interference to the License from other frequencies in a reasonable manner and shall cause Licenseco to enter into any agreements necessary or advisable in connection therewith. The Stockholders’ Representative shall have no authority to take any action that binds or purports to bind any entity other than Licenseco or a Subsidiary of Licenseco (individually or collectively, the “Licenseco Entities”) and may not take any action or require that the Company or any of its Affiliates (other than the Licenseco Entities) take any action that would result in any Liability for the Company or any Affiliate of the Company that is not a Licenseco Entity and shall in all cases not purport to be acting at an agent of, at the direction of or with the express approval of Parent.

(b) Parent and its Affiliates shall not perform any services for the Licenseco Entities relating to its telecommunications activities, except as provided in this Agreement or as the Stockholders’ Representative shall reasonably request with respect to maintaining the License or removing interference to the License from other frequencies in a reasonable manner, with such services to be provided at a fair market rate.

(c) The Licenseco Entities shall not conduct any (i) business or (ii) activities other than, in the case of this clause (ii), as expressly provided for in this Agreement with respect to removing interference to the License from other frequencies in a reasonable manner and maintaining and disposing of the License.

ARTICLE III

SALES PROCESS

Section 3.1	Sale Period.

From the Effective Time until the earlier of the Sale Date or the Contingent Value End Date:

(a) The Stockholders’ Representative shall be solely responsible for conducting any sale process with respect to the License or Licenseco; provided, however, that no Sale Agreement shall be entered into without Parent’s prior written consent (which shall not be unreasonably withheld or delayed) unless the Sale Agreement (i) places no obligations on Parent and its Affiliates other than to transfer or cause the transfer of the License or Licenseco to the purchaser and (ii) is without post-closing recourse to Parent and its Affiliates other than for fraud by Parent or its Subsidiaries (other than the Licenseco Entities) or as provided by law. Subject to the terms and conditions of this Agreement, the manner of the sale process conducted and the timing of the sale process shall be at the sole discretion of the Stockholders’ Representative. The Stockholders’ Representative shall have sole discretion as to whether and as to when to enter into a Sale Agreement; provided, that if a final, non-appealable Order of a Governmental Entity requires the sale, transfer or other disposition of the License or Licenseco within a specified time following the Effective Time, the Stockholders’ Representative shall take all actions necessary to comply with such Order.

(b) The Stockholders’ Representative shall consult with Parent or its Affiliates in any sale process with respect to the License and Licenseco, and the Stockholders’ Representative shall keep Parent and the Company reasonably informed and provide Parent with all draft Sale Arrangements with a reasonable time to review such Sale Arrangements. The Company’s comments to any Sale Arrangement shall be accepted to the extent they are for the purpose of eliminating post-closing Liabilities (other than for fraud by Parent or its Subsidiaries (other than the Licenseco Entities)) and all of the Company’s reasonable comments shall be considered in good faith. The consideration for the Sale Agreement shall consist solely of cash.

(c) The Stockholders’ Representative may require the Company to cause Licenseco to enter into a purchase and sale agreement with respect to the sale of the License in compliance with this Agreement or, in compliance with the terms of this Agreement, require the Company to enter into a purchase and sale agreement with respect to all of the securities of Licenseco (either, the “Sale Agreement”); provided, that such Sale Agreement shall (i) be on commercially reasonable terms; (ii) be non-recourse to the Company and its Affiliates following the closing of such transaction; (iii) not require the Company or its Affiliates to take or refrain from taking any actions following the closing of such transaction, including in connection with obtaining any regulatory approval other than those that solely affect the License or the Licenseco Entities, and then with the written consent of the Stockholders’ Representative; and (iv) not require the Company or its Affiliates to agree to, or take or refrain from taking, any action prior to the closing of such transaction other than customary restrictions on the interim operation of the Licenseco Entities solely affecting the License or the Licenseco Entities; provided, that the Company and Licenseco shall, subject to clauses (ii) and (iii) above, agree to submit necessary change of control or competition law filings with Governmental Entities. Nothing in the Sale Agreement shall require the Company or its Affiliates to take or refrain from taking any action in connection with obtaining a regulatory approval (excluding actions to make necessary filings and to provide supplemental information as may be requested by a Governmental Entity, to review filings and other documents to be submitted to a Governmental Entity and to participate in necessary meetings and telephone conversations) or to agree to any financial or operating concessions in connection with the transactions contemplated by the Sale Agreement.

(d) The Stockholders’ Representative may retain legal and financial advisors to assist with the sale process with respect to the License, which legal and financial advisors shall be paid by the Stockholders’ Representative out of the Distributable Proceeds.

(e) The Company or any of its Affiliates (other than the Licenseco Entities) shall, at the Effective Time, transfer to Licenseco funds in the amount of $5,000,000 for use by the Stockholders’ Representative (the “Operating Expense Amount”). If the Stockholders’ Representative shall require any amounts in excess of the Operating Expense Amount, at the request of the Stockholders’ Representative from time to time, the Company or an Affiliate of the Company (other than the Licenseco) will promptly pre-fund to Licenseco an amount reasonably specified by the Stockholders’ Representative in respect of expected operating expenses of Licenseco or any other expenses related to entry into Sale Arrangements (including payments to advisors) in an amount not to exceed $5,000,000 unless otherwise consented to in writing by Parent (any such amount, a “Pre-Funded Amount”). Any funds from the Operating Expense Amount or Pre-Funded Amounts that remain unused on the earlier of (i) the Contingent Value End Date and (ii) the CVR Payment Date shall be distributed to the Company on such date. In no event may the Stockholders’ Representative become obligated to spend an aggregate of more than $10,000,000, except as otherwise may be consented to in writing by Parent.

Section 3.2	Contingent Value End Date.

(a) If entry into a Sale Agreement shall not have occurred prior to the Contingent Value End Date, the Company shall be permitted to take such actions to dispose of the License or Licenseco as it shall determine in its sole discretion and any proceeds from such sale shall be paid to the Company or one or more of its Affiliates and shall, notwithstanding anything in this Agreement to the contrary, become Distributable Proceeds and shall be distributed to the Contingent Value Rights Holders as provided herein as if the Contingent Value End Date had not occurred.

Section 3.3	Third Parties.

(a) Nothing herein shall be deemed to create any duty, liability or obligation on the part of Parent or any of its Affiliates or the Stockholders’ Representative to, or any claim or right on the part of, any other Person or third party with respect to any Sale Agreement or the price at or manner in which the License is sold or the timing or any other terms or conditions of any such Sale Arrangement or the management or operation of the License and related agreements prior to such sale.

(b) Parent and its Affiliates shall have no liability whatsoever to the Stockholders’ Representative, the Stockholders’ Representative’s Affiliates and advisors or the Rights Agent.

(c) The Company agrees to indemnify the Stockholders’ Representative for, and hold the Stockholders’ Representative harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Stockholders’ Representative’s duties under this Agreement, including the reasonable costs and expenses of defending the Stockholders’ Representative against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Stockholders’ Representative’s willful misconduct, bad faith or gross negligence. Any costs and expenses of defending the Stockholders’ Representative may be recovered by the Company from any funds paid to the Company (or its Affiliate) pursuant to a Sale Agreement, and any Sale Agreement shall provide that the purchaser of the License or any Licenseco Entity shall agree to succeed to the indemnity obligation set forth in this Section 3.3(c) and shall assume such obligation with respect to any period prior to the Sale Date.

ARTICLE IV

CONTINGENT VALUE RIGHTS

Section 4.1	Issuance of Contingent Value Rights; Appointment of Rights Agent.

(a) The Contingent Value Rights shall be issued pursuant to the Merger Agreement at the time and in the manner set forth in the Merger Agreement. The registration on the books and records of Parent and administration of the Contingent Value Rights shall be handled pursuant to this Agreement in the manner set forth in this Agreement.

(b) Parent hereby appoints [            ] as the Rights Agent to act as rights agent for the Contingent Value Rights in accordance with the instructions hereinafter set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 4.2	Nontransferable; Expiration.

(a) The Contingent Value Rights shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than to a Permitted Transferee. Any purported transfer of a Contingent Value Right to anyone other than a Permitted Transferee shall be null and void ab initio.

(b) The Contingent Value Rights shall expire on the Contingent Value End Date, or, if the License or Licenseco is sold by the Company pursuant to Section 3.2, 30 days after the date on which the sale proceeds are distributed to Holders of Contingent Value Rights, and shall thereafter be of no force or effect.

Section 4.3	No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The Contingent Value Rights shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of Contingent Value Rights in a book-entry position for each Contingent Value Right Holder. The CVR Register shall set forth the name and address of each Holder, and the number of Contingent Value Rights held by such Holder and Tax Identification Number of each Holder. Each of Parent and the Stockholders’ Representative may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the CVR Registrar. Within five (5) Business Days after receipt of such request, the CVR Registrar shall deliver a copy of the CVR Register, as then in effect, to Parent and the Stockholders’ Representative at the address set forth in Section 8.1. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering Contingent Value Rights and transfers of Contingent Value Rights as herein provided.

(c) Subject to the restrictions set forth in Section 4.2, every request made to transfer a Contingent Value Right must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in form reasonably satisfactory to Parent and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. A request for a transfer of a Contingent Value Right shall be accompanied by documentation establishing that the transfer is to a Permitted Transferee and any other information as may be reasonably requested by Parent or the CVR Registrar (including opinions of counsel, if appropriate). Upon receipt of such written notice, the CVR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the Contingent Value Rights in the CVR Register. All duly transferred Contingent Value Rights registered in the CVR Register shall be the valid obligations of Parent, evidencing the same rights and entitling the transferee to the same benefits and rights under this Agreement as those held by the transferor. No transfer of a Contingent Value Right shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio (unless the transfer was permissible hereunder and such failure to be duly registered is attributable to the fault of the CVR Registrar). Any transfer or assignment of the Contingent Value Rights shall be without charge (other than the cost of any transfer Tax which shall be the responsibility of the transferor) to the Holder.

(d) A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

(e) The Stockholders’ Representative may make a written request to the Rights Agent for a list containing the names, addresses and number of Contingent Value Rights of the Holders that are registered in the CVR Register. Within five (5) Business Days following the date of receipt by the Rights Agent of such request, the CVR Registrar shall deliver a copy of such list to the Stockholders’ Representative.

Section 4.4	Payment Procedures.

(a) If the Sale Date shall occur prior to the Contingent Value End Date, then within ninety (90) days following the Sale Date (or such longer period agreed in writing as shall be reasonably necessary for the Stockholders’ Representative, Parent and the Company to determine the Distributable Proceeds, which determination shall be made in good faith), or at such time as otherwise mutually agreed upon by Parent and the Stockholders’ Representative, it being understood that the Contingent Value End Date will be correspondingly extended to permit the distribution of the Distributable Proceeds, Parent shall deliver to the Rights Agent and the Stockholders’ Representative the calculation of the Distributable Proceeds as agreed to by Parent, the Company and the Stockholders’ Representative (the “Distributable Proceeds Notice”) establishing a payment date (the “CVR Payment Date”) with respect to the Distributable Proceeds that is within five (5) Business Days after the receipt of the Distributable Proceeds Notice. The Stockholders’ Representative shall be responsible for distributing the Distributable Proceeds Notice to the Holders. Any Contingent Value Rights held by Company stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law, as amended, shall be deemed to be outstanding for purposes of determining the amount to be paid per Contingent Value Right and Parent shall be paid the amount which would otherwise be paid in respect of such Contingent Value Right.

(b) On or before the CVR Payment Date, Parent shall cause an amount of cash equal to the Distributable Proceeds to be deposited with the Rights Agent. On the CVR Payment Date or as promptly as practicable thereafter, Parent shall cause the Rights Agent to pay the applicable amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such payment date. The amount paid in respect of each Contingent Value Right shall be equal to the quotient obtained by dividing the Distributable Proceeds by the number of Contingent Value Rights outstanding as reflected on the CVR Register (the “CVR Payment Amount”).

(c) Parent’s obligation to pay the Distributable Proceeds shall be conditioned on no court or other Governmental Entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or imposes any penalty upon the payment of the Distributable Proceeds and the payment being otherwise lawful. If the Distributable Proceeds shall not have been paid to the Holders by the later of (i) the one year anniversary of the Contingent Value End Date and (ii) the fourth anniversary of the Effective Time, none of Parent, the Company or any of their Affiliates shall have any further obligation to pay the Distributable Proceeds.

(d) Any funds comprising the cash deposited with the Rights Agent under Section 4.4(b) that remain undistributed to the Holders of Contingent Value Rights twelve (12) months after the CVR Payment Date shall be delivered to Parent by the Rights Agent, upon demand, and any Holders of Contingent Value Rights who have not theretofore received payment in exchange for such Contingent Value Rights shall thereafter look only to Parent for payment of their claim therefor. Notwithstanding any other provisions of this Agreement, any portion of the consideration provided by Parent to the Rights Agent that remains unclaimed 180 days after termination of this Agreement in accordance with Section 8.8 of this Agreement (or such earlier date immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity) shall, to the extent permitted by law, become the property of the Company free and clear of any claims or interest of any person previously entitled thereto, subject to any escheatment laws.

(e) The Rights Agent shall deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, the amounts, if any, that Parent or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code; provided that in determining the required amount to be withheld, the Rights Agent will give effect to any properly presented form (e.g., Form W-8 or W-9 as applicable) eliminating or reducing the amount required to be withheld. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

Section 4.5	No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The Contingent Value Rights shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the Contingent Value Rights to any Holder.

(b) The Contingent Value Rights shall not represent any equity or ownership interest in Parent, in any constituent company to the Merger, any Affiliate of Parent or any other Person.

ARTICLE V

THE RIGHTS AGENT

Section 5.1	Certain Duties and Responsibilities.

The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 5.2	Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) the Rights Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and it shall incur no liability and shall be deemed to be acting in accordance with the opinion and instructions of such counsel. The reasonable costs of such counsel’s services shall be paid to the Rights Agent in accordance with Section 5.2(f) below. The Rights Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians and/or nominees;

(c) if the Rights Agent becomes involved in litigation on account of this Agreement, it shall have the right to retain counsel and shall be entitled to reimbursement for all reasonable documented costs and expenses related thereto as provided in this Section 5.2(c) and Section 5.2(f) hereof; provided, however, that the Rights Agent shall not be entitled to any such reimbursement to the extent such litigation ultimately determines that the Rights Agent acted with willful misconduct, bad faith or gross negligence. In the event that conflicting demands are made upon the Rights Agent for any situation addressed or not addressed in this Agreement, the Rights Agent may withhold performance of the terms of this Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence; provided, however, that the Rights Agent’s aggregate liability with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by Parent to the Rights Agent as fees and charges, but not including reimbursable expenses; and

(g) As between Parent and the Rights Agent, Parent shall be responsible for paying the Rights Agent Costs and the Rights Agent Initial Payment. As between Parent and the Rights Agent, Parent agrees to pay the fees and expenses (including taxes and other charges) of the Rights Agent in connection with this Agreement as may be agreed from time to time by Parent and the Rights Agent. The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. The final invoice for the Rights Agent Fee (which shall include a reasonable estimate of all remaining fees and expenses) will be rendered a reasonable time prior to the date of delivery of the Distributable Proceeds Notice. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by Parent and the Stockholders’ Representative, except for postage and mailing expenses, which funds must be received one (1) Business Day prior to the scheduled mailing date.

Section 5.3	Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Stockholders’ Representative specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent shall resign, be removed or become incapable of acting, Parent and the Stockholders’ Representative shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 5.3(b), become the successor Rights Agent.

(c) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Stockholders’ Representative. The Stockholders’ Representative shall forward such notice to the Holders. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause such notice to be mailed at the expense of Parent.

(d) If a successor Rights Agent has not been appointed and has not accepted such appointment by the end of the thirty (30) day period, the Rights Agent may apply to a court of competent jurisdiction for the appointment of a successor Rights Agent, and the costs, expenses and reasonable attorneys’ fees which are incurred in connection with such a proceeding shall be paid in accordance with Section 5.2(f) hereof. Any such successor to the Rights Agent shall agree to be bound by the terms of this Agreement and shall, upon receipt of the all relevant books and records relating thereto, become the Rights Agent hereunder. Upon delivery of all of the relevant books and records, pursuant to the terms of this Section 5.3(d) to a successor Rights Agent, the Rights Agent shall thereafter be discharged from any further obligations hereunder. The Rights Agent is hereby authorized, in any and all events, to comply with and obey any and all final judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued, and all final arbitration awards and, if it shall so comply or obey, it shall not be liable to any other person by reason of such compliance or obedience.

Section 5.4	Acceptance of Appointment by Successor.

(a) Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent, the Stockholders’ Representative and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; but, on request of Parent, the Stockholders’ Representative or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE VI

COVENANTS

Section 6.1	List of Holders.

Parent shall furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent prior to the Effective Time (or other agent performing similar services for Parent or its Affiliates), the names, addresses, shareholdings and tax certification (T.I.N.) of the record holders of Shares and the holders of Company Options, Company Restricted Stock and Company Stock Units eligible to receive Contingent Value Rights pursuant to the Merger Agreement reasonably promptly following the Effective Time.

Section 6.2	Payment of CVR Payment Amount.

The Rights Agent shall pay, and each of the Stockholders’ Representative and Parent shall use reasonable efforts to cause the Rights Agent to pay, the Distributable Proceeds upon receipt thereof in the manner provided for in Section 4.4 and in accordance with the terms of this Agreement.

Section 6.3	Assignment.

(a) Except for assignments occurring through operation of law, Parent and the Company shall not, in whole or in part, assign any of their rights or obligations under this Agreement; provided that Parent may assign any of its obligations hereunder to a wholly-owned subsidiary of Parent as long as Parent causes such subsidiary to perform Parent’s obligations hereunder and remains responsible for any breach of this Agreement by such subsidiary.

(b) Notwithstanding Section 6.3(a), Parent and the Company may transfer their management rights in Licenseco and the License to a trustee (the “Trustee”). Notwithstanding the transfer of such management rights, Parent shall continue to be obligated to take actions required by this Agreement as requested by the Stockholders’ Representative and shall cause the Trustee to take any actions that are necessary to permit Parent to continue to perform its obligations hereunder. The rights of the Stockholders’ Representative hereunder shall not be deemed to have been modified, amended or otherwise affected in any respect by any transfer effected pursuant to this Section 6.3(b).

ARTICLE VII

AMENDMENTS

Section 7.1	Amendments Without Consent of Holders or Stockholders’ Representative.

(a) Without the consent of any Holders, the Company or the Stockholders’ Representative, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes only:

(i) to evidence the succession of another Person selected in accordance with Section 5.3(b) as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent and/or the Company such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders as determined by the Stockholders’ Representative;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the interests of the Holders as determined by the Stockholders’ Representative; or

(iv) as necessary to ensure that the Contingent Value Rights are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 7.1, Parent shall mail or cause to be mailed a notice thereof by first-class mail to the Stockholders’ Representative setting forth in general terms the substance of such amendment.

Section 7.2	Amendments With Consent of the Stockholders’ Representative.

(a) Subject to Section 7.1 (which amendments pursuant to Section 7.1 may be made without the consent of the Holders or the Stockholders’ Representative), with the consent of the Stockholders’ Representative (which may be granted or withheld in its sole discretion), acting on behalf of the Holders, Parent, the Company and the Rights Agent may enter into one or more amendments hereto for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein;

(ii) to evidence the termination of the CVR Registrar and the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein; or

(iii) to add, eliminate or change any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 7.2, Parent shall mail a notice thereof by first-class mail to the Stockholders’ Representative and the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 7.3	Effect of Amendments.

Upon the execution of any amendment under this Article VII, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VIII

OTHER PROVISIONS OF GENERAL APPLICATION

Section 8.1	Notices to the Rights Agent, Parent and the Stockholders’ Representative.

Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or the Company:

AT&T Inc.

One AT&T Plaza

208 South Akard Street, Suite 3702

Dallas, Texas 75202

Attention: D. Wayne Watts

Fax: (214) 746-2103

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Eric M. Krautheimer

Fax: (310) 712-8800

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Joseph B. Frumkin

Fax: (212) 558-3588

If to the Rights Agent:

_________________

_________________

Attention:

Fax: (    )     -

If to the Stockholders’ Representative:

Laser, Inc.

_________________

_________________

Attention:

Fax: (    )     -

with a copy to

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David E. Shapiro, Esq.

Gordon S. Moodie, Esq.

Fax: (212) 403-2000

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

Section 8.2	Effect of Headings; Construction.

The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.

Section 8.3	Successors and Assigns.

All covenants and agreements in this Agreement by any party hereto shall bind its successors and assigns, whether so expressed or not.

Section 8.4	Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their permitted successors and assigns. For the avoidance of doubt, no Holder shall have any right to enforce or otherwise assert a claim with respect to this Agreement; all such rights and claims shall only be brought by the Stockholders’ Representative on behalf of such Holder.

Section 8.5	Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

Section 8.6	Severability Clause.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 8.7	Counterparts.

This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 8.8	Termination.

This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, upon the earlier of (i) the payment of Distributable Proceeds to Parent in accordance with Section 4.4(d) and (ii) the Contingent Value End Date if entry into a Sale Agreement has not occurred prior to such time; provided, in each case of (i) and (ii) that Article I, Section 3.2, Section 4.4(d), Section 4.4(e), Section 6.2, Article V and this Article VIII shall survive.

Section 8.9	Entire Agreement.

This Agreement and the Merger Agreement represent the entire understanding of Parent, the Company and the Stockholders’ Representative with reference to the Contingent Value Rights, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the Contingent Value Rights, except for the Merger Agreement. This Agreement represents the entire understanding of the Rights Agent with reference to the Contingent Value Rights, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the Contingent Value Rights, except for the Merger

Agreement. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling, and this Agreement may be amended, modified, supplemented or altered only in accordance with the terms of Article VII. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

AT&T INC.

By:
Name:
Title:

LEAP WIRELESS INTERNATIONAL, INC.

By:
Name:
Title:

LASER, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

SCHEDULE 1

SCHEDULE OF FEES

For Services as Rights Agent